UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of financial Statements presented by Sociedad Química y Minera de Chile S.A. to the Chilean Securities and Insurance Commission (Superintendencia de
Valores y Seguros de Chile) on August 27, 2013.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

June 30, 2013

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

In Thousands of United States Dollars

This document includes:

-	Consolidated Classified Statements of Financial Position

-	Consolidated Statements of Income by Function

-	Consolidated Statements of Comprehensive Income

-	Consolidated Statements of Cash Flows

-	Statements of Changes in Equity

-	Notes to the Consolidated Financial Statements

Table of Contents – Consolidated Financial Statements

1

Table of Contents – Consolidated Financial Statements (continued)

2

Table of Contents – Consolidated Financial Statements (continued)

3

Table of Contents – Consolidated Financial Statements (continued)

4

Table of Contents – Consolidated Financial Statements (continued)

Note		Page

18	Provisions and other non-financial liabilities
	18.1 Types of provisions	141
	18.2 Description of other provisions	142
	18.3 Other non-financial liabilities, current	142
	18.4 Changes in provisions	143
	18.5 Detail of main types of provisions	145

19	Contingencies and restrictions
	19.1 Lawsuits or other relevant events	146
	19.2 Restrictions to management or financial limits	150
	19.3 Commitments	151
	19.4 Restricted or pledged cash	151
	19.5 Sureties obtained from third parties	152
	19.6 Indirect guarantees	153

20	Revenue	154

21	Earnings per share	154

22	Borrowing costs	155

23	Effect of fluctuations on foreign currency exchange rates	156

24	Environment
	24.1 Disclosures on disbursements related to the environment	157
	24.2 Detail of information on disbursements related to the environment	158
	24.3 Description of each project indicating whether these are in process or have been finished	177

25	Other current and non-current non-financial assets	184

26	Operating segments
	26.1 Operating segments	186
	26.2 Operating segments disclosures	188
	26.3 Statement of comprehensive income classified by operating segments based on groups of products	190
	26.4 Revenue from transactions with other company operating segments	192

5

Table of Contents – Consolidated Financial Statements (continued)

6

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	As of June 30, 2013 ThUS$	As of December 31, 2012 ThUS$
		Unaudited	Audited
Current assets
Cash and cash equivalents	7.1	377,187	324,353
Other current financial assets	10.1	539,510	316,103
Other current non-financial assets	25	40,306	67,820
Trade and other receivables, current	10.2	556,247	510,616
Trade receivables due from related parties, current	9.6	80,121	101,372
Current inventories	8	917,518	896,236
Current tax assets	28.1	23,110	30,234
Total current assets		2,533,999	2,246,734

Non-current assets
Other non-current financial assets	10.1	4,388	29,492
Other non-current non-financial assets	25	20,528	17,682
Trade receivables, non-current	10.2	1,003	1,311
Investments in associates	11	47,720	50,955
Investments in joint ventures	12	24,469	19,343
Intangible assets other than goodwill	13.1	28,200	24,013
Goodwill	13.1	38,388	38,388
Property, plant and equipment	14.1	2,095,839	1,988,290
Deferred tax assets	28.4	169	223
Total non-current assets		2,260,704	2,169,697
Total assets		4,794,703	4,416,431

The accompanying notes form an integral part of these consolidated financial statements.

7

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION, (continued)

Liabilities and Equity	Note	As of June 30, 2013 ThUS$	As of December 31, 2012 ThUS$
		Unaudited	Audited
Liabilities
Current liabilities
Other current financial liabilities	10.4	357,365	152,843
Trade and other payables, current	10.5	175,099	207,944
Trade payables due to related parties, current	9.6	-	19
Other current provisions	18.1	19,709	18,489
Current tax liabilities	28.2	16,852	23,624
Provisions for employee benefits, current	15.1	9,545	33,974
Other current non-financial liabilities	18.3	168,084	172,200
Total current liabilities		746,654	609,093

Non-current liabilities
Other non-current financial liabilities	10.4	1,493,745	1,446,194
Other non-current provisions	18.1	7,474	7,357
Deferred tax liabilities	28.4	133,305	125,445
Provisions for employee benefits, non-current	15.1	36,469	40,896
Total non-current liabilities		1,670,993	1,619,892
Total liabilities		2,417,647	2,228,985

Equity	17
Share capital		477,386	477,386
Retained earnings		1,857,631	1,676,169
Other reserves		(12,779)	(20,772)
Equity attributable to owners of the Parent		2,322,238	2,132,783
Non-controlling interests		54,818	54,663
Total equity		2,377,056	2,187,446
Total liabilities and equity		4,794,703	4,416,431

The accompanying notes form an integral part of these consolidated financial statements.

8

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		January to June		April to June
	Note	2013	2012	2013	2012
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Revenue	20	1,189,856	1,212,956	566,459	683,330
Cost of sales	27.2	(763,153)	(681,027)	(378,613)	(387,665)
Gross profit		426,703	531,929	187,846	295,665

Other income	27.3	8,961	9,453	4,676	4,790
Administrative expenses	27.4	(50,678)	(48,287)	(27,377)	(25,301)
Other expenses by function	27.5	(24,604)	(15,523)	(11,357)	(5,432)
Other gains (losses)	27.6	291	20	528	(29)
Profit (loss) from operating activities		360,673	477,592	154,316	269,693
Finance income		7,394	12,784	3,023	7,247
Finance costs	22	(27,431)	(26,458)	(14,299)	(14,395)
Share of profit of associates and joint ventures accounted for using the equity method		9,993	13,300	4,072	5,236
Foreign currency translation differences	23	(8,842)	(15,305)	(4,079)	(10,392)
Profit (loss) before taxes		341,787	461,913	143,033	257,389
Income tax expense, continuing operations	28.4	(80,147)	(116,288)	(34,052)	(63,518)

Profit (loss) from continuing operations		261,640	345,625	108,981	193,871

Profit for the year		261,640	345,625	108,981	193,871
Profit attributable to
Owners of the Parent		259,232	342,237	107,426	192,208
Non-controlling interests		2,408	3,388	1,555	1,663
Profit for the year		261,640	345,625	108,981	193,871

The accompanying notes form an integral part of these consolidated financial statements.

9

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION (continued)

		January to June		April to June
	Note	2013	2012	2013	2012
		US$	US$	US$	US$
		Unaudited
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0,9849	1,3003	0,4082	0,7303

Basic earnings per share (US$ per share) from continuing operations		0,9849	1,3003	0,4082	0,7303

Diluted common shares
Diluted earnings per share (US$ per share)	21	0,9849	1,3003	0,4082	0,7303

Diluted earnings per share (US$ per share) from continuing operations		0,9849	1,3003	0,4082	0,7303

The accompanying notes form an integral part of these consolidated financial statements.

10

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	January to June		April to June
	2013	2012	2013	2012
Statements of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Profit for the year	261,640	345,625	108,981	193,871
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	(2,653)	676	(1,974)	(761)
Other comprehensive income before taxes and foreign currency translation differences	(2,653)	676	(1,974)	(761)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	12,983	(1,820)	13,222	1,888
Other comprehensive income before taxes and cash flow hedges	12,983	(1,820)	13,222	1,888
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	-	-	-	-
Other miscellaneous reserves	-	-	-	-
Other components of other comprehensive income before taxes	10,330	(1,144)	11,248	1,127

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	(2,390)	193	(2,480)	(556)
Income taxes associated with components of other comprehensive income	(2,390)	193	(2,480)	(556)

Other comprehensive income	7,940	(951)	8,768	571

Total comprehensive income	269,580	344,674	117,749	194,442

Comprehensive income attributable to
Owners of the Parent	267,225	341,253	116,262	192,809
Non-controlling interests	2,355	3,421	1,487	1,633
Total comprehensive income	269,580	344,674	117,749	194,442

The accompanying notes form an integral part of these consolidated financial statements.

11

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statements of cash flows	Note	6/30/2013 ThUS$	6/30/2012 ThUS$
		Unaudited
Cash flows from (used in) operating activities

Types of receipts from operating activities
Cash receipts from sales of goods and rendering of services		1,215,462	1,180,598
Other cash receipts from operating activities		-	-

Types of payments
Cash payments to suppliers for the provision of goods and services		(757,017)	(695,419)
Cash payments to and on behalf of employees		(23,521)	(20,108)
Other payments related to operating activities		(12,005)	(3,590)
Dividends received		12,758	10,857
Interest paid		(33,473)	(15,849)
Interest received		7,394	12,784
Reimbursed (paid) income taxes		(85,181)	(136,374)

Net cash generated from (used in) operating activities		324,417	332,900

Cash flows from (used in) investing activities
Cash receipts from the loss of control of subsidiaries and other businesses		-	961
Other cash payments made to acquire interests in joint ventures		-	(4,197)
Proceeds from the sale of property, plant and equipment		625	1,626
Acquisition of property, plant and equipment		(226,294)	(188,904)
Cash advances and loans granted to third parties		290	(686)
Other cash receipts (payments)		(258,781)	(199,125)

Net cash generated from (used in) investing activities		(484,160)	(390,325)

The accompanying notes form an integral part of these consolidated financial statements.

12

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Note	6/30/2013 ThUS$	6/30/2012 ThUS$
		Unaudited

Cash flows from (used in) financing activities

Proceeds from issue of capital instruments		-	-
Proceeds from long-term borrowings		380,000	296,502
Proceeds from short-term borrowings
Total proceeds from borrowings		380,000	296,502
Repayment of borrowings		(80,000)	(160,000)
Dividends paid		(76,784)	(83,064)
Other cash receipts (payments)		(5,898)	(18,316)

Net cash generated from (used in) financing activities		217,318	35,122

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		57,575	(22,303)

Effects of exchange rate fluctuations on cash held		(4,740)	(7,410)
Net (decrease) increase in cash and cash equivalents		(52,835)	(29,713)

Cash and cash equivalents at beginning of period		324,352	444,992
Cash and cash equivalents at end of period		377,187	415,279

The accompanying notes form an integral part of these consolidated financial statements..

13

STATEMENTS OF CHANGES IN EQUITY

2013	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

Restated opening balance of equity	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

Profit for the year	-	-	-	-	-	-	259,232	259,232	2,408	261,640

Other comprehensive income	-	(2,601)	10,594	-	-	7,993	-	7,993	(53)	7,940

Comprehensive income	-	(2,601)	10,594	-	-	7,993	259,232	267,225	2,355	269,580

Dividends	-	-	-	-	-	-	(77,770)	(77,770)	(2,200)	(79,970)

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	-	-

Increase (decrease) in equity	-	(2,601)	10,594	-	-	7,993	181,462	189,455	155	189,610

Equity as of June 30, 2013 (Unaudited)	477,386	(2,931)	(5,928)	(2,243)	(1,677)	(12,779)	1,857,631	2,322,238	54,818	2,377,056

The accompanying notes form an integral part of these consolidated financial statements.

14

STATEMENTS OF CHANGES IN EQUITY

2012	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Restated opening balance of equity	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Profit for the year							342,237	342,237	3,388	345,625

Other comprehensive income	-	643	(1,627)	-	-	(984)	-	(984)	33	(951)

Comprehensive income	-	643	(1,627)	-	-	(984)	342,237	341,253	3,421	344,674

Dividends	-	-	-	-	-	-	25	25	-	25

Increase (decrease) in transfers and other changes	-	-	-	-	-	-	-	-	(1,764)	(1,764)

Increase (decrease) in equity	-	643	(1,627)	-	-	(984)	342,262	341,278	1,657	342,935

Equity as of June 30, 2012 (Unaudited)	477,386	(608)	(11,857)	(2,954)	(1,677)	(17,096)	1,693,822	2,154,112	53,203	2,207,315

The accompanying notes form an integral part of these consolidated financial statements.

15

     Sociedad Química y Minera de Chile S.A. and Subsidiaries

Notes to the Consolidated Financial
Statements as of June 30, 2013

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

16

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Former Florencia office w/n - Sierra Gorda, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Pampa Yumbes w/n - Tal-tal.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)
-	2200 (Chemical products)
-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

17

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition:.SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for vehicles propelled by electricity, but is also used in industrial applications to lower melting temperature and to help saving costs and energy.

18

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business during more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit.)

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background:

Staff

As of June 30, 2013 and December 31, 2012, staff was detailed as follows:

	6/30/2013	12/31/2012

Permanent staff	5.360	5,643

19

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 1 – Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of June 30, 2013 and december 31, 2012. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of June 30, 2013	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	9,241,799	7.68%	20.52%
The Bank of New York Mellon, ADRs	-	-	44,656,007	37.10%	16.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	20,950	0.01%	5,200,322	4.32%	1.98%
Banco de Chile on behalf of non-resident third parties	-	-	4,438,007	3.69%	1.69%
Banco Santander on behalf of foreign investors	-	-	3,801,802	3.16%	1.44%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%

(*) Total Pampa Group 30.77%

Shareholder as of December 31, 2012	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,558,830	31.20%	9,003,799	7.48%	20.35%
The Bank of New York	-	-	46,559,106	38.68%	17.69%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	17,919,147	12.55%	-	-	6.81%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	-	-	4,579,293	3.80%	1.74%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
Banco Santander on behalf of foreign investors	-	-	3,238,105	2.69%	1.23%
Banco de Chile on behalf of non-resident third parties	-	-	3,082,612	2.56%	1.17%

(*) Total Pampa Group 30.50%

On the 30th of June 2013 the total number of shareholders had risen to 1,453.

20

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 -	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods

-	Consolidated Statements of Financial Position for the periods ended June 30, 2013 and December 31, 2012.

-	Consolidated Statements of Changes in Equity for the periods ended June 30, 2013 and 2012.

-	Consolidated Statements of Comprehensive Income for the periods between January and June 30, 2013 and 2012.

-	Statements of Cash Flows –Direct method for the periods ended June 30, 2013 and 2012.

21

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 -	Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements

The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Oversight Board (IASB).

These Consolidated Interim Financial Statements are presented in accordance with IAS 34, Interim Financial Reporting.

These interim consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated annual and interim accounts comply with each IFRS in force at their date of presentation.

2.3	Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	inventories are recorded at the lower of cost and net realizable value;
-	other current and non-current financial liabilities at amortized cost;
-	financial derivatives at fair value; and
-	staff severance indemnities and pension commitments at actuarial value.

22

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 -	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

Accounting pronouncements

At the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB but its application date is not effective.

Standards and interpretations	Mandatory for the years beginning on

IFRS 9 “Financial Instruments”
Issued in December 2009, amends the classification and measurement of financial assets.
Subsequently, this standard was amended in November 2010 to include the treatment and classification of financial liabilities. Its early adoption is permitted.	01/01/2015

CINIIF 21 “Levies”

Issued in May 2013. A tax is defined as an output of resources that leads to economic benefits that is imposed by the government on entities in accordance with the current legislation. This legislation indicates the accounting treatment of a tax liability if said liability is within the scope of IAS 37, which concerns the recognition of a liability for taxes imposed by a public authority for operating in a specific market. It states that a liability must be recognised when a a taxable event has occurred and that payment cannot be avoided. The taxable event leading to the obligation can occur on a predetermined date or progressively in time. Its early adoption is permitted.	01/01/2014

23

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for the years beginning on

IAS 32 “Financial Instruments” Presentation”

Issued in December 2011. It clarifies the requirements for offsetting financial assets and financial liabilities in the Statement of Financial Position. Particularly, it indicates that the offsetting right should be available at the financial statement date and not depending on a future development. It also indicates that it must be legally binding for the counterparties both during the normal course of the business operations, as well as in the event of default, insolvency o bankruptcy. Its early adoption is permitted.

01/01/2014

IAS 27 ‘Separate Financial Statements’ and IFRS 10 ‘Consolidated Financial Statements’ and IFRS 12 ‘Disclosures of Interests in Other Entities’

Issued October 2012. The modifications include the definition of an investment entity and introduces an exception for consolidating certain subsidies belonging to investment entities. This modification requires that an investment entity values its subsidiaries at fair value in line with changes in the results of their consolidated and individual financial statements in accordance with IFRS 9 ‘Financial Instruments’. The modification also introduces new requirements for disclosing information related to investment entities in the IFRS 12 and the IAS 27.

01/01/2014

IAS 36 ‘Impairment of Assets

Issued May 2013. Modifies relevant information regarding the recoverable tax of non-financial assets, in line with the requirements of IFRS 13. The standard requires the disclosure of additional information regarding the recoverability of tax of assets that show a reduction in value if the tax is based on fair value less the cost of sale. Additionally, it requires among other things, the disclosure of the discount rates used for the measure of recoverable tax, and the present value technique used. Early adoption is permitted.

The Company's management estimates that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

01/01/2014

24

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all those entities on which Sociedad Química y Minera de Chile S.A. has the control to lead the financial and operating policies, which, in general, is accompanied by participation greater than half the voting rights. Subsidiaries are consolidated from the date in which control is transferred to the Company and are excluded from consolidation on the date in which this control ceases to exist. Subsidiaries apply the same accounting policies that its Parent.

In order to recognize the acquisition of an investment, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value at the acquisition date. For each business combination, the acquirer measures the non-controlling interests in the acquiree at fair value or as a proportional part of the acquiree’s net identifiable assets.

25

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		6/30/2013			12/31/2012
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Iodine Minera B.V. (d)	Netherlands	US$	0.0000	0.0000	0.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited (c)	Thailand	US$	0.0000	99.996	99.996	-

26

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		6/30/2013			12/31/2012
TAX ID No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9974	99.9974
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria Ltda.(b)	Chile	US$	0.0000	0.0000	0.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda.(a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377

(a)	Comercial Agrorama Ltda. was consolidated given that the Company has control through the subsidiary Soquimich Comercial S.A.

(b)	On November 30, 2012, Minera Nueva Victoria Ltda. merged with SQM Potasio S.A. and was absorbed by it.

(c)	During the first half of 2013 Soquimich European Holdings BV purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

(d)	During the first half of the year, Iodine Minera was absorbed into Soquimich European Holdings.

Subsidiaries are consolidated on a line by line basis by including in the consolidated financial statements all of their assets, liabilities, revenues, expenses and cash flows upon making the respective adjustments and eliminations of intragroup operations.

The results from subsidiary companies acquired or disposed of during the year are included in consolidated statement of income accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interests represent the portion of subsidiary net assets and operating results not owned directly or indirectly by the parent.

27

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.6	Significant accounting judgments, estimates and assumptions

The information contained in these consolidated financial statements is the responsibility of the Company’s management, who expressly indicate that they have applied all the principles and criteria included in IFRS, issued by the IASB.

In the accompanying consolidated financial statements, judgments and estimates have been made by management to quantify certain assets, liabilities, revenues, expenses and commitments recorded and or disclosed therein. Basically, these estimates refer to the following:

-	The useful lives of tangible and intangible assets and their residual values.
-	Impairment evaluations of certain assets, including trade receivables.
-	Assumptions used for the actuarial calculation of commitments for employee pensions and staff severance indemnities.
-	Provisions for commitments assumed with third parties and contingent liabilities.
-	Inventory provisions based on technical studies which cover the different variables affecting products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventory.
-	Future costs for the closure of mining facilities.
-	The determination of the fair value of certain financial and non-financial assets and derivative instruments.
-	The determination and allocation of fair values in business combinations.

Although these estimates have been made considering information available as of the date of preparation of these consolidated financial statements, it is possible that events that may occur in the future could make their modification necessary in future years. Changes would be recorded prospectively, recognizing the effects of the change in estimates in the respective future consolidated financial statements.

28

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s interim consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The interim consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Domestic entities:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of June 30, 2013 and December 31, 2012 have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$507.16 per US$1.00 as of June 30, 2013, and Ch$479.96 per US$1.00 as of December 31, 2012.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of June 30, 2013 amounted to Ch$22,852.67 (US$45.06), and as of December 31, 2012 amounted to Ch$22,840.75 (US$47.59).

29

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(b)	Foreign entities:

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-	Equity accounts are stated at the historical exchange rate prevailing at acquisition date.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within equity.

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	6/30/2013	12/31/2012
	US$	US$

Brazilian real	2.22	2.04
New Peruvian sol	2.78	2.75
Argentine peso	5.35	4.92
Japanese yen	98.59	86.58
Euro	0.76	0.76
Mexican peso	13.02	12.99
Australian dollar	1.08	1.05
Pound Sterling	0.66	0.62
South African rand	9.99	8.47
Ecuadorian dollar	1.00	1.00
Chilean peso	507.16	479.96
UF	45.06	47.59

30

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.3	Foreign currency translation, continued

(c)	Transactions an d balances

Non-monetary transaction balances denominated in a currency other than the functional currency (U.S. dollar) are translated using the exchange rate in force for the functional currency at the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate of the functional currency prevailing at the closing date of the consolidated statement of financial position. All differences are taken to the statement of income with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income upon the disposal of the investment, at which time they are recognized in the statement of income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

(d)	Group entities

The profit or loss, assets and liabilities of all those entities with a functional currency other than the presentation currency are translated to the presentation currency as follows:

-	Assets and liabilities are translated at the closing date exchange rate as of the date of the consolidated statement of financial position.
-	Revenue and expenses in each profit or loss account are translated at average exchange rates.
-	All resulting foreign currency exchange differences are recognized as a component separate in the foreign currency translation difference reserve

In consolidation, foreign currency exchange differences which arise from the conversion of a net investment in foreign entities are taken to net equity (other reserves). At the disposal date, these exchange differences are recognized in the statement of comprehensive income as part of the loss or gain from the sale.

31

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes as basis the control exercised on subsidiaries to determine interest on these in the consolidated financial statements. The control consists of in the Company’s ability to exercise power over the investee; exposure or rights, to validate returns for the involvement from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

The Company prepares its consolidated financial statements using uniform accounting policies for the entire Group, the consolidation of a subsidiary starts when the Company has control over such subsidiary and stops being included in consolidation when such control is lost.

3.5	Consolidated statement of cash flows

Cash equivalents relate to short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to low risk of change in value, and expire in less than three months from the date of acquisition of the instrument.

For the purposes of the consolidated statements of cash flows, cash and cash equivalents comprise the balance of cash and cash equivalents as defined previously.

The statement of cash flows includes cash movements performed during the year, determined using the direct method.

3.6	Financial assets

The Company determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. As provided by IFRS 9, the Company and measure their financial assets initially at fair value plus transaction costs incurred and which are directly attributable to the acquisition of the underlying financial asset- Subsequently financial assets are measured at amortized cost or fair value.

32

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.6	Financial assets, continued

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of assets is deemed to be impaired if and only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition o fan impairment loss, the loss event should have an impact on the estimate of future flows of the asset or group of financial assets.

3.7	Financial liabilities

The Company determines the classification of its financial liabilities at the time of initial recognition. As provided by IFRS 9, the Company and measure their financial liabilities initially at fair value less transaction costs incurred and which are directly attributable to the issuance of the financial liability. Subsequently, financial liabilities are measured at fair value through profit or loss.

3.8	Financial instruments at fair value through profit or loss

The management will irrevocably determine at initial recognition, the designation of a financial instrument at fair value through profit or loss if doing so eliminates or significantly reduces an incoherence in the measurement or recognition, which would otherwise arise from the measurement of assets and liabilities or the recognition of gains and losses from such assets or liabilities on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it currently has the legally enforceable right to set off amounts recognized and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

33

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.10	Reclassification of financial instruments

At the time where the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date in which the derivatives contract is signed and subsequently they are valued at fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a) Fair value hedge of assets and liabilities recognized (fair value hedges);

(b) Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

34

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

(a) Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b) Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

35

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IFRS 9, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or the main liability contained has been legally extinguished.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure in foreign currency. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives both in its contracts and financial instruments. As of June 30, 2013 and 2012, there are no embedded derivatives.

3.14	Fair value measurements

At the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a) Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

36

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.15	Lease, continued

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lower of its useful life or the life of the agreement.

(b) Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under Other non-financial assets.

These are expensed considering the proportional period of time they cover, regardless of the related payment dates.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services which the Company commercializes directly to its customers

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

37

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs which will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate with a charge to income when these are overstated. When the circumstances, which previously caused the rebate ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

38

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.19	Investments in associates and joint ventures

Interests in companies in which control is exercised together with another company (joint ventures) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the consolidated classified statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate. The associated goodwill is included at the carrying value of the investee, and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated companies’ results for the reporting period.

Unrealized profit on transactions with associates and subsidiaries are eliminated in consolidation of the ownership percentage that the Company has on these entities. Unrealized losses are also eliminated unless the transaction provided evidence of loss from impairment of the assets transferred.

Changes in equity of the associates are recognized proportionally with a debit or credit to “Other reserves” and classified according to their origin.

The associated companies and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued, suspending the recognition of proportional income.

If the resulting amount according to the equity method is negative, the Company’s equity interest is reduced to zero in the consolidated financial statements, unless the Company has a contractual commitment to resolve the equity position. In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded by reducing the equity value and proportional profit or loss recognized in conformity with their interest, and are included in the consolidated statement of income under the caption “Equity in income (losses) of associates and joint ventures accounted for using the equity method”.

39

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 – Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations in regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1. Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

40

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 – Significant accounting policies (continued)

3.22	Property, plant equipment, continued

2.     The future costs that the Company will have to experience related to the closure of its facilities at the end of their useful life are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Based on the impairment analysis conducted by the Company’s management it has been considered that the carrying value of assets does not exceed the net recoverable value of such assets.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company maintains property rights and mining concessions from the Chilean State Government. Property rights are usually obtained without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related annual license fees. Such license fees, which are paid annually, are recorded as prepaid expenses and amortized over the following twelve-month period. Amounts attributable to mining concessions acquired from third parties, which are not from the Chilean State, are recorded at their acquisition cost in property, plant and equipment.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

41

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

3.24	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a) Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

42

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.24	Intangible assets, continued

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted to the Company for a given period, these are amortized during its useful life.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

No impairment of intangible assets exists as of June 30, 2013 and December 31, 2012.

43

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.26	Research and development expenses

Research and development expenses are expensed in the period in which the disbursement is made, with the exception of property, plant and equipment acquired for use in research and development, which are recognized in the accounting under the respective item within property, plant and equipment.

3.27	Prospecting expenses

Those prospecting expenses associated with mineral reserves being exploited are included under Inventory and amortized according to the estimated mineral content reserves. Prospecting expenses associated with future mineral reserves are presented under other non-financial assets as and when minerals included in the future reserve have caliche ore-grade, which makes the mining property economically commercializable.

Those expenses incurred on mining properties in which the product has a low caliche ore-grade that is not economically commercializable, are directly charged to profit or loss.

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

44

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.28	Impairment of non-financial assets, continued

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

As of June 30, 2013 and December 31, 2012, the Company is unaware of any indication of impairment with regard to its assets.

For assets other than acquired goodwill, an annual evaluation is conducted of whether there is impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit for the year ended December 31, 2013, except when the Company records unabsorbed losses from prior years.

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

45

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

46

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.33	Other provisions, continued

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in profit or loss for the year.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended June 30, 2013 and December 31, 2012.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2012 and 2011. The net balance of this obligation is presented under the non-current provisions for employee benefits.

47

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 - Significant accounting policies (continued)

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note No.16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a) Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

48

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 -	Significant accounting policies (continued)

3.36	Revenue recognition, continued

(b)	Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method

Finance costs are mainly composed of interest expense in bank borrowings, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

Finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets using the effective interest rate related to the project’s specific financing; if none exists, the average financing rate of the subsidiary that makes the investment.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production o fan asset are capitalized as part of that asset’s cost.

49

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 -	Significant accounting policies (continued)

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was not more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

50

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 3 -	Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients
-	Industrial chemicals
-	Iodine and derivatives
-	Lithium and derivatives
-	Potassium
-	Other products and services

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

51

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 4 -	Financial risk management

4.1	Financial risk management policy

The Financial Risk Management Policy of the Company is oriented towards safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and Subsidiaries in relation to all such relevant financial uncertainty components.

The operations of the Company are subject to certain financial risk factors that may affect the financial position or results of the same. Among these risks, the most relevant are market risk, liquidity risk, currency risk, bad debt risk, and interest rate risk

There may be additional risks that are currently unknown to us or other known risks but that we currently believe are not significant, which could also affect the commercial operations, the business, the financial position or the results of the Company.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. The Management, in particular the Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to cover a significant portion of these risks.

52

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 4 -	Financial risk management (continued)

4.2	Risk factors

4.2.1	Market risk

Market risks are those uncertainties associated with fluctuations in market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk: The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose SQM to risks related to economic conditions and trends in those countries. On the other hand, inventories may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk: The prices of the products of the Company are affected by the fluctuations of international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial condition and operational results.

c)	Commodity Price risk: The Company is exposed to changes in the prices of raw materials and energy which may have an impact on its production costs, thus giving rise to instability in the results.

Currently, the Company has a direct annual expense close to US$130 million on account of petrol, gas and equivalents and close to US$ 60 million on account of electricity. Variations of 10% in the prices of energy the Company required to operate, may involve in the short-term movements in costs of approximately US$19 million.

As expressed in the Company’s annual report, the markets in which the Company operates are unpredictable, are exposed to significant variations in supply and demand, and have volatile prices. Additionally, the supply of certain fertilizers or chemical products, including certain products which the Company trades, vary mainly depending on the production of the top producers and their respective business strategies. Therefore, the Company cannot predict with certainty changes in demand, the responses of the competition, and the fluctuations in the final price of its products. These factors can lead to significant impacts on sale volumes of its products, the financial situation of the Company and its share price.

53

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 4 -	Financial risk management (continued)

4.2.2	Doubtful accounts risk

A contraction of the global economy and the potentially negative effects in the financial position of our clients may extend the receivables collection time for SQM, increasing the bad debt exposure. While measures have been taken in order to minimize risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

To mitigate these risks, SQM actively controls debt collection and uses measures such as, loan insurance, letters of credit, and prepayments with regard to a portion of receivables.

4.2.3	Currency risk

As a result of the influence in the price determination, of its relationship with sales costs and since a significant part of the business of the Company is carried out in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose the same to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, SQM has hedge contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically up-dated depending upon the mismatch amount to be covered in these currencies. Occasionally and subject to the Board of Directors’ approval, the Company insures cash flows from certain specific items in currency other tan U.S. dollar at short-term.

A significant portion of the costs of the Company, particularly payroll, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate against the dollar would affect the net income of SQM. Approximately US$ 440 million cost of the Company are related to the Chilean peso. A significant part of the effect of such obligations in the statement of financial position is covered by operations of derivative instruments that hedge the mismatch of balance in this currency.

As of December 31, 2012, the Company had derivative instruments classified as hedging currency and interest rate associated with all the obligations denominated bonds both in Chilean pesos and UF, with a fair value of US$ 100.6 million. As of June 30, 2013, this value amounts to US$ 32.5 million, both in favor of SQM.

As of June 30, 2013, the Chilean peso to US dollar Exchange rate was Ch$ 507,16 per US$1.00, and as of December 31, 2012 it was Ch$ 479.96 per US$ 1.00.

54

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 4 -	Financial risk management (continued)

4.2.4	Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long-term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of June 30, 2013, approximately 17% of the Company’s financial obligations are valued at LIBOR; therefore significant increases in the rate may impact its financial position. A 100 base point variation in this rate may trigger variations in the financial expenses close to US$ 3.1 million. Notwithstanding, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, as of June 30, 2013, the Company's financial debt is mainly in the long-term, with 17% with maturities of less than 12 months which decreases the exposure to changes in the interest rates.

55

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 4 -	Financial risk management (continued)

4.2.5	Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by comfortably balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst other.

The company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long-term and may affect SQM’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and results of operations of the Company.

SQM constantly monitors that its obligations and investments match, taking care as part of its financial risk management strategy of the obligations and investments maturities from a conservative perspective. As of June 30, 2013, the Company had non-committed and available bank credit lines for working capital for a total of approximately US$ 530 million.

The position in other cash and cash equivalents so generated by the Company is invested in highly liquid mutual funds which have an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

56

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 5 -	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of June 30, 2013, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated classified statements of financial position as of June 30, 2013 and December 31, 2012 and the statements of comprehensive income, equity and cash flows for the periods ended June 30, 2013 and June 30, 2012, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

57

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	6/30/2013	12/31/2012
	ThUS$	ThUS$

Assets	4,507,302	3,908,259
Liabilities	(2,107,294)	(1,775,476)
Assets (liabilities)	2,400,008	2,132,783

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 30.77% as of June 30, 2013 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

58

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

6.3	Joint arrangements of controlling interest, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	20.52
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		30.77

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

59

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of March 31, 2013 and December 31, 2012 the general information of the companies on which the Company exercises control and significant influence is as follows:

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	Los Militares 4290 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
SQM North América Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical.Trading A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	2.7900	97.2100	100.0000

60

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign		Aruba	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Sint Pietersvliet 7 bus 8, 2000. Antwerp	Belgium	US$	0.8600	99.1400	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	0.0013	99.9987	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Dutch Antilles	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Calle Industria Eléctrica s/n Lote 30, Manzana A Parque Industrial Bugambilias CP 45645, Trajomulco de Zuñiga, Jalisco	Mexico	US$	-	51.0000	51.0000

61

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

			Country of		Ownership interest
Subsidiary	Tax ID	Address	incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100,0000	100,0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100,0000	100,0000
Iodine Minera B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Netherlands	US$	-	100,0000	100,0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100,0000	100,0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Streer, Sydney NSW 2000, Sydney	Australia	US$	-	100,0000	100,0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Dehli, 110048	India	US$	-	100,0000	100,0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N| 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100,0000	100,0000
SQM Thailand Limited	Foreign	Bangkapi, 10240 Bangkok	Thailand	US$	-	99,996	99,996

62

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non- controlling interests		Equity, non-controlling interests		Dividends paid to non-controlling interests
		6/30/2013	6/30/2012	6/30/2013	6/30/2012	6/30/2013	6/30/2012
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	(3)	-	20	-	-
Ajay SQM Chile S.A.	49%	(1,863)	(3,055)	9,481	9,680	2,200	1,764
SQM Indonesia S.A.	20%	-	-	1	1	-	-
SQM Nitratos México S.A. de C.V.	49%	-	(2)	5	7	-	-
Soquimich Comercial S.A.	39.3616784%	(613)	(364)	45,055	43,130	-	-
Comercial Agrorama Ltda.	30%	68	36	276	365	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Total		(2,408)	(3,388)	54,818	53,203	2,200	1,764

63

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

6/30/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	771,504	129,354	663,300	15,314	120,363	30,807	-
Proinsa Ltda.	207	1	-	-	-	(1)	(7)
SQMC Internacional Ltda.	276	-	-	-	-	(1)	(10)
SQM Potasio S.A.	57,044	1,211,905	1,740	14,639	901	116,221	-
Serv. Integrales de Tránsito y Transf. S.A.	308,549	85,148	353,873	7,439	23,867	1,317	-
Isapre Norte Grande Ltda	910	805	852	214	1,483	30	(50)
Ajay SQM Chile S.A.	22,931	1,225	4,056	752	33,853	3,803	-
Almacenes y Depósitos Ltda.	375	51	1	-	-	(2)	(23)
SQM Salar S.A.	869,542	973,263	449,447	156,620	411,305	128,917	(43)
SQM Industrial S.A.	1,442,347	802,433	1,224737	75,421	496,143	29,107	(252)
Exploraciones Mineras S.A.	487	31,574	4,581	-	-	(80)	-
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	769	155	287	514	943	(4)	(7)
Soquimich Comercial S.A.	165,876	23,437	73,880	968	74,197	1,556	-
Comercial Agrorama Ltda.	14,310	1,626	14,902	113	6,149	(226)	(28)
Comercial Hydro S.A.	8,026	162	67	71	55	181	-
Agrorama S.A.	15,827	554	16,383	53	4,379	(203)	(5)
SQM North América Corp.	245,502	16,209	213,867	2,103	218,398	9,430	-
RS Agro Chemical.Trading A.V.V.	5,213	-	-	-	-	(1)	-
Nitratos Naturais do Chile Ltda.	3	265	4,815	-	-	169	-
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	104,599	3,728	-	-	20,514	-
SQM Perú S.A.	605	6	1,197	-	-	(167)	-
SQM Ecuador S.A.	10,190	90	10,869	34	14,081	(1,977)	-
SQM Brasil Ltda.	729	44	1,032	-	325	(40)	-
SQI Corporation N.V.	-	21	62	-	-	1	-
SQMC Holding Corporation L.L.P.	10,823	16,107	1,600	-	-	2,391	-
SQM Japan Co. Ltd.	1,913	248	137	467	1,026	(209)	-

64

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

6/30/2013
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	400,596	195	354,520	-	386,898	11,399	-
SQM Italia SRL	1,348	-	17	-	-	-	(12)
SQM Indonesia S.A.	5	-	1	-	-	-	-
North American Trading Company	160	145	39	-	-	-	-
SQM Virginia LLC	14,829	14,374	14,829	-	-	-	-
SQM Comercial de México S.A. de C.V.	95,803	1,034	71,810	461	98,594	1,145	-
SQM Investment Corporation N.V.	66,864	313	37,411	852	33	4,890	-
Royal Seed Trading Corporation A.V.V.	241,250	605	13,643	240,000	-	(1,794)	-
SQM Lithium Specialties LLP	15,781	3	1,264	-	-	-	-
Soquimich SRL Argentina	422	-	195	-	-	(18)	-
Comercial Caimán Internacional S.A.	276	-	1,127	-	-	(38)	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	152	-	723	130	1,411	60	-
SQM Nitratos México S.A. de C.V.	29	4	18	5	81	-	-
Soquimich European Holding B.V.	76,722	108,811	89,920	2,102	-	19,615	(2,071)
SQM Iberian S.A	96,142	75	98,318	-	108,676	(1,648)	-
SQM Africa Pty Ltd.	70,761	545	60,744	-	48,349	3,741	-
SQM Oceanía Pty Ltd.	5,418	-	1,897	-	1,697	132	-
SQM Agro India Pvt. Ltd.	7	-	2	-	-	(2)	-
SQM Beijing Commercial Co. Ltd.	3,838	104	295	-	8,266	289	-
SQM Thailand Limited	6,389	3	3,247	-	-	(220)	(93)
Total	5,056,840	3,525,499	3,795,546	518,272	2,061,473	379,084	(2,601)

65

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2012				6/30/2012
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	610,140	125,407	519,148	15,721	181,999	80,557	-
Proinsa Ltda.	220	1	-	-	-	-	4
SQMC Internacional Ltda.	292	-	-	-	-	2	6
SQM Potasio S.A.	19,134	1,130,587	1,013	13,293	-	120,147	-
Serv. Integrales de Tránsito y Transf. S.A.	272,955	84,635	319,214	7,308	21,223	1,565	-
Isapre Norte Grande Ltda.	786	742	672	201	2,002	6	15
Ajay SQM Chile S.A.	25,125	1,137	5,454	772	34,069	6,233	-
Almacenes y Depósitos Ltda.	398	54	1	-	-	(6)	20
SQM Salar S.A.	700,153	911,055	315,982	148,687	435,108	146,847	49
SQM Industrial S.A.	1,273,599	714,896	997,339	73,112	492,750	24,983	(156)
Minera Nueva Victoria Ltda.	-	-	-	-	5,824	1,829	-
Exploraciones Mineras S.A.	469	31,475	4,383	-	-	(108)	-
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	890	148	362	540	1,084	(28)	4
Soquimich Comercial S.A.	167,089	19,373	72,651	819	78,467	925	-
Comercial Agrorama Ltda.	15,515	1,693	15,868	128	4,873	(119)	19
Comercial Hydro S.A.	7,882	218	135	95	55	206	-
Agrorama S.A.	14,086	164	14,039	54	1,980	143	2
SQM North America Corp.	303,666	16,070	281,313	2,190	199,389	10,336	-
RS Agro Chemical.Trading A.V.V.	5,214	-	-	-	-	(8)	-
Nitratos Naturais do Chile Ltda.	8	282	5,005	-	-	149	-
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	669	86,348	3,724	-	-	(2,220)	-
SQM Peru S.A.	867	37	1,215	-	242	(128)	-
SQM Ecuador S.A.	19,321	99	18,029	35	10,959	(69)	-
SQM Brasil Ltda.	672	51	942	-	569	64	-
SQI Corporation N.V.	-	17	43	-	-	(5)	-
SQMC Holding Corporation L.L.P.	5,685	18,912	1,657	-	-	1,445	-

66

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2012				6/30/2012
	Assets		Liabilities				Comprehensive
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Japan Co. Ltd.	2,190	286	166	544	854	(55)	-
SQM Europe N.V.	391,321	269	356,718	-	471,922	(10,196)	-
SQM Italia SRL	1,360	-	17	-	-	-	(36)
SQM Indonesia S.A.	5	-	1	-	-	-	-
North American Trading Company	160	145	39	-	-	-	-
SQM Virginia LLC	14,829	14,375	14,829	-	-	-	-
SQM Comercial de México S.A. de C.V.	77,811	1,280	55,509	163	97,031	1,526	-
SQM Investment Corporation N.V.	63,933	331	39,426	813	3,500	2,890	-
Royal Seed Trading Corporation A.V.V.	241,921	786	13,736	240,000	-	(2,500)	-
SQM Lithium Specialties LLP	15,782	3	1,264	-	-	-	-
Soquimich SRL Argentina	422	-	176	-	-	(21)	-
Comercial Caimán Internacional S.A.	333	-	1,147	-	-	(11)	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	50	-	683	128	1,130	63	-
SQM Nitratos México S.A. de C.V.	29	4	19	4	76	4	-
Soquimich European Holding B.V.	70,432	108,680	102,950	-	-	(3,269)	716
SQM Iberian S.A	81,420	9	81,883	-	86,363	1,970	-
Iodine Minera B.V.	16,929	-	1	-	1,334	1,257	-
SQM Africa Pty Ltd.	97,915	212	91,369	-	39,868	(2,182)	-
SQM Oceania Pty Ltd.	5,621	-	1,613	-	1,761	359	-
SQM Agro India Pvt. Ltd.	17	-	11	-	-	(24)	-
SQM Beijing Commercial Co. Ltd.	3,512	123	1,779	-	6,618	1,033	-
Total	4,536,248	3,269,910	3,341,639	504,607	2,181,050	383,590	643

67

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 6 -	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2013

On March 25, 2013, SQM Industrial increased by ThUS$ 1,500 the capital of its subsidiary SQM Beijing Commercial Co. Ltd.

During the first half of the year Iodine Minera was absorbed into Soquimich European Holdings.

During the first half of 2013 Soquimich European Holdings BV purchased shares of SQM Thailand Limited, acquiring 99.996% of this company.

Transactions conducted in 2012

On November 30, 2012, SQM S.A. transferred and made a capital contribution of the 99% of the ownership interest in Minera Nueva Victoria Limitada to SQM Potasio S.A.; therefore, SQM Potasio S.A. obtains 100% of the ownership. As a result of the above, Minera Nueva Victoria Limitada merged into SQM Potasio S.A., which generates the dissolution of Minera Nueva Victoria Limitada.

68

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 7 -	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of June 30, 2013 and December 31, 2012, cash and cash equivalents are detailed as follows:

a) Cash	6/30/2013	12/31/2012
	ThUS$	ThUS$

Cash on hand	85	90
Cash in banks	33,717	41,541
Other demand deposits	5,114	833
Total cash	38,916	42,464

b) Cash equivalents	6/30/2013	12/31/2012
	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	11,640	139,943
Short-term investments, classified as cash equivalents	326,631	141,946
Total cash equivalents	338,271	281,889

Total cash and cash equivalents	377,187	324,353

69

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 7 -	Cash and cash equivalents (continued)

7.2	Short-term investments, classified as cash equivalents

As of June 30, 2013 and December 31, 2012, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	6/30/2013 ThUS$	12/31/2012 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	109,411	47,408
BlackRock - Institutional US Dollar Liquidity Fund	108,707	47,490
JP Morgan US dollar Liquidity Fund Institutional	108,513	47,048
Total	326,631	141,946

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

7.3	Information on cash and cash equivalents by currency

As of June 30, 2013 and December 31, 2012, information on cash and cash equivalents by currency is detailed as follows:

Original currency	6/30/2013	12/31/2012
	ThUS$	ThUS$
Chilean Peso (*)	2,124	76,712
U.S. dollar	358,143	234,181
Euro	7,231	3,601
Mexican Peso	210	720
South African Rand	4,529	7,421
Japanese Yen	1,500	1,369
Peruvian Sol	5	75
Brazilian Real	117	20
Chinese Yuan	93	181
Indonesian Rupiah	5	5
Indian rupee	7	-
Bath Tailandes	3,188	-
Pound sterling	35	68
Total	377,187	324,353

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

70

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 7 -	Cash and cash equivalents (continued)

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of June 30, 2013 and December 31, 2012, the Company has no significant cash balances with any type of restriction.

71

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 7 -	Cash and cash equivalents (continued)

7.5 Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

							Interest accrued
						Principal	to-date	6/30/2013	12/31/2012
Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	ThUS$	ThUS$	ThUS$	MUS$
Banco BBVA Chle	Fixed term	US$	0.17	6/24/2013	7/01/2013	5,800	-	5,800	-
Banco Crédito e Inversiones	Fixed term	Ch$	-	-	-	-	-	-	37,725
Banco Santander-Santiago	Fixed term	US$	0.20	6/22/2013	7/22/2013	4,500	-	4,500	36,946
Banco Security	Fixed term	US$	-	-	-	-	-	-	3,501
Citibank New – York	Overnight	US$	0.01	6/28/2013	7/01/2013	230	-	230	51,770
Citibank New – York	Overnight	US$	0.01	6/28/2013	7/01/2013	276	-	276	-
Citibank New – York	Overnight	US$	0.01	6/28/2013	7/01/2013	832	-	832	-
Corpbanca	Fixed term	US$	-	-	-	-	-	-	9,999
IDBI Bank	Fixed term	Indian rupee	-	3/31/2012	6/28/2013	2	-	2	2
Total						11,640		11,640	139,943

72

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 8 -	Inventories

The composition of inventory at each period-end is as follows:

	6/30/2013	12/31/2012
Type of inventory	ThUS$	ThUS$

Raw material reserves	7,119	8,675
Supplies for production reserves	41,074	37,919
Products-in-progress reserves	407,314	411,039
Finished product reserves	462,011	438,603
Total	917,518	896,236

Inventory reserves recognized as of June 30, 2013 amount to ThUS$92,241, and ThUS$72,687 as of December 31, 2012. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of June 30, 2013, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$666,179 and to ThUS$522,356 as of June 30, 2012.

The breakdown of inventory reserves is detailed as follows:

	6/30/2013	12/31/2012
Type of inventory	ThUS$	ThUS$

Raw material reserves	93	93
Supplies for production reserves	500	500
Products-in-progress reserves	66,605	46,635
Finished product reserves	25,043	25,459
Total	92,241	72,687

The Company has not delivered inventory as collateral for the periods indicated above.

73

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended June 30, 2013, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 30,77% as of June 30, 2013 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

74

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.2	Relationship between the Parent and the entity

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	20.52
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
76.165.311-5	Potasios de Chile S.A.	6.91
Total Pampa Group		30.77

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

9.3	Detailed identification of the link between the Parent and subsidiary

As of June 30, 2013 and December 31, 2012, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary

75

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of June 30, 2013 and December 31, 2012, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Cayman Islands	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	Iodine Minera B.V. (b)	The Netherlands	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited (c)	Thailand	US$	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.602.530-3	Minera Nueva Victoria Ltda.(a)	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Spain	Spain	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Parent
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Parent
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence

76

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence

(a)	On November 30, 2012 Minera Nueva Victoria Ltda. merged with SQM Potasio S.A., being absorbed by the latter.

(b)	During the first half of the year Iodine Minera was absorbed into Soquimich European Holdings.

(c)	During the first half of 2013 Soquimich European Holdings BV purchased shares of SQM Thailand Limited, acquiring 99.996% of the company.

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of June 30, 2013 and December 31, 2012, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of June 30, 2013 and December 31, 2012, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	6/30/2013 ThUS$	12/31/2012 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	10,297	9,587
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	19,737	37,232
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	4,933	3,564
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	19,844	42,081
Foreign	Ajay North America LLC.	Associate	United States	Dividends	6,958	10,175
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	4,118	6,285
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	-	525
Foreign	Charlee SQM Thailand Co.Ltd.	Associate	Thailand	Sale of products	5,804	10,203
Foreign	Charlee SQM Thailand Co.Ltd.	Associate	Thailand	Dividends	-	11
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	559	1,472

77

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.4	Detail of related parties and transactions with related parties, continued

Tax ID No.	Company	Nature	Country of origin	Transaction	6/30/2013 ThUS$	12/31/2012 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	887	1,052
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	31,551	123,581
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	15,215	40,518
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	11,192	26,123
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	5,237	10,930
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	157	120
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of services	41	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	20,032	-
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	46	62
Foreign	Coromandel SQM	Joint venture	India	Sale of products	2,584	2,300
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	Joint venture	China	Sale of services	44	-

78

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:

					6/30/2013	12/31/2012
Tax ID No.	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	93	303
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	3,154	6,098
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	-	-
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	7,273	4,775
Foreign	Ajay North America LLC.	Associate	United States	US$	4,836	4,633
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	3,457	1,805
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	20,690	29,929
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	8	8
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd	Joint venture	China	US$	-	27
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	15,568	27,903
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	18,188	18,143
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	2,715	1,478
Foreign	Coromandel SQM	Joint venture	India	Indian rupee	447	756
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	494	4,000
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	804	844
Foreign	Coromandel Internacional	Other related parties	India	Indian rupee	1,975	670
Foreign	Vitas Roullier SAS	Other related parties	France	Euro	266	-
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	18	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	135	-
Total to-date					80,121	101,372

79

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.6	Trade payables due to related parties, current:

					6/30/2013	12/31/2012
Tax ID No.	Company	Nature	Country of origin	Currency	ThUS$	ThUS$
Foreign	SQM Vitas Fzco.	Joint ventures	United Arab Emirates	Arab Emirates dirham	-	19
Total as of to-date					-	19

80

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 25, 2013.

As of June 30, 2013, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Corporations Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1.1	Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2013.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of profit for the period effectively earned by the Company during fiscal years 2013.

81

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2013.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2013 amount to ThUS$4,620 (ThUS$ 3,973 as of December 31, 2012).

2.1.2 Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2013.

82

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 9 -	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

3)	No guarantees have been constituted in favor of the directors.

4)	Senior management compensation

As of June 30, 2013, the global compensation paid to the 120 main executives amounts to ThUS$14,534 (ThUS$32,888 as of December 31, 2012). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended June 30, 2013 and the year ended December 31, 2012 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is member of the Ultramar Group. During the period ended June 30, 2013, the amount of operations with this Group is approximately ThUS$4,753 (ThUS$22,577 as of December 31, 2012).

9.8	Key management personnel compensation

	6/30/2013	12/31/2012
	ThUS$	ThUS$

Key management personnel compensation	14,534	32,888

83

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Descrtiption of other financial assets	6/30/2013 ThUS$	12/31/2012 ThUS$

Other current financial assets (1)	502,943	244,161
Derivatives (2)	8,157	680
Hedging assets, current	28,410	71,262
Total other current financial assets	539,510	316,103

Other non-current financial assets	99	107
Hedging assets, non-current	4,289	29,385
Total other non-current financial assets	4,388	29,492

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	6/30/2013 ThUS$	12/31/2012 ThUS$
Banco Santander	58,754	41,691
BBVA	42,505	31,579
Banco de Crédito e Inversiones	93,254	82,145
Banco de Chile	60,811	42,992
Corpbanca	186,431	10,499
Banco Scotiabank	-	25,141
Banco Itaú	40,117	10,114
Banco Security	21,071	-
Total	502,943	244,161

10.2	Trade and other receivables, current and non-current

	6/30/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	530,841	-	530,841	490,873	-	490,873
Prepayments	20,366	-	23,366	14,046	-	14,046
Other receivables	5,040	1,003	6,043	5,697	1,311	7,008
Total trade and other receivables	556,247	1,003	557,250	510,616	1,311	511,927

84

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments, (continued)

10.2	Trade and other receivables, continued

	6/30/2013			12/31/2012
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	548,113	(17,272)	530,841	507,665	(16,792)	490,873

Trade receivables, current	548,113	(17,272)	530,841	507,665	(16,792)	490,873

Prepayments, current	23,166	(2,800)	20,366	14,046	-	14,046
Other receivables, current	7,004	(1,964)	5,040	7,698	(2,001)	5,697

Current trade and other receivables	578,283	(22,036)	556,247	529,409	(18,793)	510,616

Other receivables, non-current	1,003	-	1,003	1,311	-	1,311

Non-current receivables	1,003	-	1,003	1,311	-	1,311

Total trade and other receivables	579,286	(22,036)	557,250	530,720	(18,793)	511,927

85

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of June 30, 2013 and December 31, 2012, the detail of the unsecuritized portfolio is as follows:

06/30/2013
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	2,483	1,142	549	402	341	327	287	313	306	1,898	8,048
Portfolio under no renegotiated terms	427,072	70,897	33,131	1,191	1,343	2,175	150	41	20	5,992	542,012
Number of customers under renegotiated terms portfolio	26	6	5	12	4	6	1	4	5	194	263

Portfolio under renegotiated terms, gross	2,290	172	113	315	143	76	1	43	25	2,923	6,101

Total gross portfolio	429,362	71,069	33,244	1,506	1,486	2,251	151	84	45	8,915	548,113

12/31/2012
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,176	1,305	584	406	399	409	302	348	378	2,344	9,651
Portfolio under no renegotiated terms	412,659	20,121	1,259	46,268	38	129	395	10,140	794	15,861	507.665
Number of customers under renegotiated terms portfolio	-	-	-	-	-	-	-	-	-	-	-

Portfolio under renegotiated terms, gross	-	-	-	-	-	-	-	-	-	-	-

Total gross portfolio	412,659	20,121	1,259	46,268	38	129	395	10,140	794	15,861	507.665

86

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Allowance and write-offs	6/30/2013 ThUS$	12/31/2012 ThUS$

Allowance for portfolio under no renegotiated terms	22,312	20,191
Write-offs for the period	(276)	(1,398)
Total	22,036	18,793

a)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

87

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of June 30, 2013, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$557,868 and as of December 31, 2012 such contracts amounted to ThUS$515,156.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2013	32,588	(33,392)	(6,471)	1,295	(5,176)

December 31, 2012	100,646	49,853	(18,419)	3,684	(14,735)

Activos de Cobertura	Derivative instruments (IRS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2013	111	17	128	-	128

December 31, 2012	-	-	-	-	-

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2013	1,023	(51)	(879)	-	(879)

December 31, 2012	1,879	27	(1,786)	-	(1,786)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of June 30, 2013 and December 31, 2012.

88

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 -	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	69,275	UF	12/1/2026
G	33,673	Chilean peso	1/5/2014
H	191,638	UF	1/5/2018
I	56,041	UF	4/1/2014
J	92,440	Chilean peso	4/1/2014
M	46,463	UF	2/1/2017
O	68,338	UF	2/1/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80 to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

89

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 -	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of June 30, 2013 and December 31, 2012, the detail is as follows:

	6/30/2013			12/31/2012
		Non-			Non-
	Current	current	Total	Current	current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank borrowings	121,500	379,312	500,812	122,373	379,119	501,492
Obligations with the public (bonds payable)	232,970	1,114,433	1,347,403	20,135	1,067,075	1,087,210
Other financial liabilities	2,895	-	2,895	10,335	-	10,335
Total	357,365	1,493,745	1,851,110	152,843	1,446,194	1,599,037

Current and non-current borrowings

As of June 30, 2013 and December 31, 2012, the detail is as follows:

	6/30/2013	12/31/2012
	ThUS$	ThUS$

Long-term borrowings	379,312	379,119

Short-term borrowings	120,243	120,921
Current portion of long-term borrowings	1,257	1,452
Short-term loans and current portion of long-term borrowings	121,500	122,373
Total borrowings assumed	500,812	501,492

90

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 -	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of June 30, 2013 and December 31, 2012, the detail of this caption is as follows:

Debtor			Creditor			Currency				6/30/2013 Current maturities
						or				Up to 90
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	adjustment index	Repayment	Effective rate	Nominal rate	Days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.09%	1.09%	20,127	-	20,127
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.68%	0.68%	20,002	-	20,002
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.35%	2.45%	1,037	-	1,037
79.626.800-K	SQM Salar S.A.	Chile	76.645.030-k	Banco Itau Chile	Chile	US$	Upon maturity	0.50%	0.50%	20,014	-	20,014
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.63%	0.63%	20,011	-	20,011
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.91%	1.34%	-	124	124
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.98%	1.36%	-	17	17
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.49%	1.30%	198	-	198
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.97%	1.48%	-	148	148
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.63%	1.09%	-	120	120
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.92%	0.92%	20,085	-	20,085
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.75%	0.75%	-	20,004	20,004
Total										101,474	20,413	121,887
Borrowing costs										(87)	(300)	(387)
Total										101,387	20,113	121,500

91

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 -	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency				12/31/2012 Current maturities
						or				Up to 90
						adjustment		Effective	Nominal	Days	91 days to 1	Total
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	index	Repayment	rate	rate	ThUS$	year ThUS$	ThUS$
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.70%	1.70%	-	20,175	20,175
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.09%	1.09%	-	20,017	20,017
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	1,139	-	1,139
79.626.800-K	SQM Salar S.A.	Chile	97.032.000-8	Banco BBVA Chile	Chile	US$	Upon maturity	1.90%	1.90%	-	20,243	20,243
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.03%	1.03%	20,153	-	20,153
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United Status	US$	Upon maturity	1.83%	1.52%	-	141	141
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	20	20
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	-	235	235
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	-	164	164
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	140	140
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%	-	20,172	20,172
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.04%	1.04%	20,162	-	20,162
Total										41,454	81,307	122,761
Borrowing costs										(26)	(362)	(388)
Total										41,428	80,945	122,373

92

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of June 30, 2013 and December 31, 2012, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of			Currency	Periodicity				6/30/2013 Current maturities
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	or adjustment index	Payment of Interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	4/15/2013	US$	Semiannual	Upon maturity	6.33%	6.13%	-	2,543	2,543
93.007.000-9	SQM S.A	Chile	-	Single	4/21/2013	US$	Semiannual	Upon maturity	5.70%	5.50%	-	2,630	2,630
93.007.000-9	SQM S.A	Chile	-	Single	4/03/2013	US$	Semiannual	Upon maturity	3.87%	3.63%	-	2,615	2,615
93.007.000-9	SQM S.A	Chile	446	C	6/1/2013	UF	Semiannual	Semiannual	4.44%	4.00%	-	7,046	7,046
93.007.000-9	SQM S.A	Chile	563	G	1/5/2013	Ch$	Semiannual	Upon maturity	7.50%	7.00%	1,386	41,412	42,798
93.007.000-9	SQM S.A	Chile	564	H	1/5/2013	UF	Semiannual	Semiannual	5.10%	4.90%	4,243	-	4,243
93.007.000-9	SQM S.A	Chile	563	I	4/1/2013	UF	Semiannual	Upon maturity	3.35%	3.00%	-	68,093	68,093
93.007.000-9	SQM S.A	Chile	563	J	4/1/2013	Ch$	Semiannual	Upon maturity	6.23%	5.50%	-	103,912	103,912
93.007.000-9	SQM S.A	Chile	700	M	2/1/2013	UF	Semiannual	Upon maturity	3.62%	3.30%	607	-	607
93.007.000-9	SQM S.A	Chile	699	O	2/1/2013	UF	Semiannual	Upon maturity	3.95%	3.80%	1.048	-	1,048
			Total								7,284	228,251	235,535
			Bond issuance costs								(515)	(2,050)	(2,565)
			Total								6,769	226,201	232,970

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

93

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments (continued)

10.4	Financial liabilities, continued

	Debtor		Number of			Currency	Periodicity				12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date Payment of interest	or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 Days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	4/15/2013	US$	Semiannual	Upon expiration	6.33%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	Single	4/21/2013	US$	Semiannual	Upon expiration	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	6/1/2013	UF	Semiannual	Semiannual	4.44%	4.00%	-	7,464	7,464
93.007.000-9	SQM S.A	Chile	563	G	7/5/2013	Ch$	Semiannual	Upon expiration	7.50%	7.00%	1,465	-	1,465
93.007.000-9	SQM S.A	Chile	564	H	7/5/2013	UF	Semiannual	Semiannual	5.10%	4.90%	4,484	-	4,484
93.007.000-9	SQM S.A	Chile	563	I	4/1/2013	UF	Semiannual	Upon expiration	3.35%	3.00%	-	532	532
93.007.000-9	SQM S.A	Chile	563	J	4/1/2013	Ch$	Semiannual	Upon expiration	6.23%	5.50%	-	1,470	1,470
93.007.000-9	SQM S.A	Chile	700	M	8/1/2013	UF	Semiannual	Upon expiration	3.62%	3.30%	644	-	644
93.007.000-9	SQM S.A	Chile	699	O	8/1/2013	UF	Semiannual	Upon expiration	3.95%	3.80%	1,110	-	1,110
			Total								7,703	14,710	22,413
			Bond issuance costs								(473)	(1,805)	(2,278)
			Total								7,230	12,905	20,135

94

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 –	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non current

Non-current interest-bearing borrowings as of June 30, 2013 and December 31, 2012 are detailed as follows:

Debtor			Creditor			Currency				6/30/2013 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.35%	2.45%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.49%	1.30%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.97%	1.48%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.91%	1.34%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.98%	1.36%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.63%	1.09%	-	50,000	-	50,000
Total										100,000	280,000	-	380,000
	Borrowings costs									(151)	(537)	-	(688)
Total										99,849	279,463	-	379,312

Debtor			Creditor			Currency				12/31/2012 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	50,000	-	50,000
Total										100,000	280,000	-	380,000
	Borrowings costs									(235)	(646)	-	(881)
Total										99,765	279,354	-	379,119

95

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 – Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of June 30, 2013 and December 31, 2012 is detailed as follows:

											6/30/2013 Current maturities
											Over 1
			Number of			Currency or	Periodicity				years	Over 3	Over 5
Debtor			registration or ID			adjustment	Payment of		Effective	Nominal	to 3	to 5	years	Total
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	index	interest	Repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	4/15/2016	US$	Semiannual	Upon maturity	6.33%	6.13%	200,000	-	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	4/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	-	Single	4/03/2013	US$	Semiannual	Upon maturity	3.87%	3.63%	-	-	300,000	300,000
93.007.000-9	SQM S.A	Chile	446	C	12/1/2026	UF	Semiannual	Semiannual	4.44%	4.00%	13,520	13,520	57,458	84,498
93.007.000-9	SQM S.A	Chile	564	H	1/5/2030	UF	Semiannual	Semiannual	5.10%	4.90%	-	-	180,262	180,262
93.007.000-9	SQM S.A	Chile	700	M	2/1/2017	UF	Semiannual	Upon maturity	3.62%	3.30%	-	45,065	-	45,065
93.007.000-9	SQM S.A	Chile	699	O	2/1/2033	UF	Semiannual	Upon maturity	3.95%	3.80%	-	-	67,598	67,598
			Total								213,520	58,585	855,318	1,127,423
			Bond issuance costs								(900)	(677)	(11,413)	(12,990)
			Total								212,620	57,908	843,905	1,114,433

											12/31/2012 Current maturities
											Over 1
			Number of			Currency or	Periodicity				years	Over 3	Over 5
Debtor			registration or ID			adjustment	Payment of		Effective	Nominal	to 3	to 5	years	Total
Tax ID No.	Subsidiary	Country	of the instrument	Series	Maturity date	index	interest	Repayment	rate	rate	ThUS$	ThUS$	ThUS$	ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	4/15/2016	US$	Semiannual	Upon maturity	6.32%	6.13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	4/21/2020	US$	Semiannual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/1/2026	UF	Semiannual	Semiannual	4.44%	4.00%	14,280	14,280	64,260	92,820
93.007.000-9	SQM S.A	Chile	564	H	1/5/2030	UF	Semiannual	Semiannual	7.5%	4.90%	-	-	190,401	190,401
93.007.000-9	SQM S.A	Chile	563	G	1/5/2014	Ch$	Semiannual	Upon maturity	5.10%	7.00%	43,764	-	-	43,764
93.007.000-9	SQM S.A	Chile	563	I	4/1/2014	UF	Semiannual	Upon maturity	3.35%	3.00%	71,400	-	-	71,400
93.007.000-9	SQM S.A	Chile	563	J	4/1/2014	Ch$	Semiannual	Upon maturity	6.23%	5.50%	108,368	-	-	108,368
93.007.000-9	SQM S.A	Chile	700	M	2/1/2017	UF	Semiannual	Upon maturity	3.62%	3.30%	-	47,600	-	47,600
93.007.000-9	SQM S.A	Chile	699	O	2/1/2033	UF	Semiannual	Upon maturity	3.95%	3.80%	-	-	71,400	71,400
			Total								237,812	261,880	576,061	1,075,753
			Bond issuance costs								(631)	(1,420)	(6,627)	(8,678)
			Total								237,181	260,460	569,434	1,067,075

96

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 30th of June and the 31st of December 2012, short term bonds of MUS$ 232,970 and MUS$ 20,135 respectively were classified as short-term, consisting of the current portion due plus accrued interest todate, excluding bond issue costs. The non-current portion consisted of MUS$1,114,433 on the 30th June 2013 and MUS$1,067,075 on the 31st December 2012, corresponding to the issuance of series C bonds, Single series bonds (MMUS$ 200), series G bonds, series H bonds, series I bonds, series J bonds, second issue single series bonds (MMU$ 250), series M bonds, series O bonds and third issue single series bonds (MMUS$ 300), excluding debt issue costs.

As of June 30, 2013 and December 31, 2012, the details of each issuance are as follows

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of June 30, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Series C bonds:

	6/30/2013	12/31/2012
Payments made	ThUS$	ThUS$
Principal	3,481	6,858
Interest payment	1,930	4,004

Single series first issue MMUS$200

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of June 30, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Single Series bonds:

Payments made	6/30/2013 ThUS$	12/31/2012 ThUS$
Payments of interest	6,125	12,250

97

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January, 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of June 30, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	6/30/2013 ThUS$	12/31/2012 ThUS$
Payments of interest, Series G bonds	1,527	2,845
Payments of interest, Series H bonds	4,668	8,565

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of June 30, 2013 and December 31, 2012, the Company has made the following payments with a charge to the Series J and I bonds:

Payments made	6/30/2013 ThUS$	12/31/2012 ThUS$
Payment of interest, Series J bonds	2,985	5,879
Payment of interest, Series I bonds	1,081	2,100

98

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue MMUS$250

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with annual interest rate of 5.5% and destined to refinance long-term liabilities

As of June 30, 2013 and December 31, 2012, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	6/30/2013 ThUS$	12/31/2012 ThUS$
Interest payment	6,875	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of June 30, 2013, and December 31, 2012 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	6/30/2013 ThUS$	12/31/2012 ThUS$
Payment of interest, Series M bonds	792	765
Payment of interest, Series O bonds	1,366	1,320

Single series bonds, third issue MMUS$300

On April 3, 2013, the Company issued in the United States a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

99

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.5	Trade and other payables

	6/30/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable	174,553	-	174,553	207,429	-	207,429
Deferred income	-	-	-	-	-	-
Retained (or accrued)	546	-	546	515	-	515
Total	175,099	-	175,099	207,944	-	207,944

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of June 30, 2013, the Company has purchase orders amounting to ThUS$94,465 (ThUS$127,484 as of December 31, 2012).

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	6/30/2013	Effect on profit or loss as of 6/30/2013	12/31/2012	Effect on profit or loss as of 12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	1,551	4,413	5,612	(4,559)
Derivative instruments (options)	321	2,171	2,492	(1,456)
Derivative instruments (IRS)	1,023	(51)	2,231	(240)
	2,895	6,533	10,335	(6,255)

Balances in the column effect on profit or loss consider the annual effects of agreements which were in force as of June 30, 2013.

100

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories

a)        Financial Assets

	6/30/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	502,943	-	502,943	244,161	-	244,161
Investments held-to-maturity measured at amortized cost	-	99	99	-	107	107
Loans and receivables measured at amortized cost	556,247	1,003	557,250	510,616	1,311	511,927
Total financial assets measured at amortized cost	1,059,190	1,102	1,060,292	754,777	1,418	756,195

Financial assets at fair value through profit or loss	8,157	-	8,157	680	-	680
Financial assets at fair value through other comprehensive income	28,410	4,289	32,699	71,261	29,385	100,646
Total financial assets at fair value	36,567	4,289	40,856	71,941	29,385	101,326
Total financial assets	1,095,757	5,391	1,101,148	826,718	30,803	857,521

101

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)        Financial liabilities

	6/30/2013			12/31/2012
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities at fair value through profit or loss	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	2,895	-	2,895	10,335	-	10,335
Financial liabilities at fair value through profit or loss	2,895	-	2,895	10,335	-	10,335
Financial liabilities measured at amortized cost	529,569	1,493,745	2,023,314	350,452	1,446,194	1,796,646
Total financial liabilities measured at amortized cost	529,569	1,493,745	2,023,314	350,452	1,446,194	1,796,646
Total financial liabilities	532,464	1,493,745	2,026,209	360,787	1,446,194	1,806,981

102

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

Fair Value Measurement of Assets and Liabilities

Financial assets measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assetsrecognised by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (USD) parts of the derivative. In the case of the IRS, the asset value recognised is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognised is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects produced by movements of these values can be recognised in Finance Costs, Foreign Exchange or Other Equity Reserves, depending o

The fair value measurement of debt is only performed to determine the actual market value of guaranteed and non-guaranteed long-term obligations; bonds denominated in local currency ($/UF) and foreign currency (USD), credits denominated in foreign currency (USD).

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturatity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

103

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of June 30, 2013 and December 31, 2012, assets pledged as guarantees are as follows:

Restricted cash	6/30/2013 ThUS$	12/31/2012 ThUS$
Isapre Norte Grande Ltda.	656	571
Total	656	571

10.9	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

104

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	6/30/2013		12/31/2012
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	377,187	377,187	324,353	324,353
Current trade and other receivables	556,247	556,247	510,616	510,616
Other financial assets, current:
- Time deposits	502,943	502,943	244,161	244,161
- Derivative instruments	8,157	8,157	680	680
- Current hedging assets	28,410	28,410	71,262	71,262
Total other current financial assets	539,510	539,510	316,103	316,103
Non-Current Trade Receivables	1,003	1,003	1,311	1,311
Other non-current financial assets:	99	99	107	107
Non-current hedging assets	4,289	4,289	29,385	29,385
Other non-current financial assets:	4,388	4,388	29,492	29,492
Other financial liabilities, current:
- Bank loans	121,500	121,500	122,373	122,373
- Derivative instruments	1,872	1,872	8,456	8,456
- Hedging liabilities	1,023	1,023	1,879	1,879
- Unsecured obligations	232,970	232,970	20,135	20,135
Other financial liabilities, current	357,365	357,365	152,843	152,843
Current and non-current accounts payable	175,099	175,099	207,944	207,944
Other non-current financial liabilities:
- Bank loans	379,312	398,111	379,119	401,065
- Unsecured obligations	1,114,433	1,160,035	1,067,075	1,137,363
Other non-current financial liabilities:	1,493,745	1,558,146	1,446,194	1,538,428

Fair value hierarchy

Fair value hierarchies are as follows:

-	Level 1: When only quoted (unadjusted) prices have been used in active markets.
-	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.
-	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments are those indicated in level 2.

105

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 10 - Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

106

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 11 – Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of June 30, 2013 and December 31, 2012, in accordance with criteria established in Note 2.6 and Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	1,197	1,656	530	1,088	(89)	129	441	1,217

Abu Dhabi Fertilizer Industries WWL	10,708	9,890	901	1,628	-	-	901	1,628

Doktor Tarsa Tarim Sanayi AS	16,252	15,346	2,252	4,134	(1,199)	929	1,054	5,062

Ajay North America	13,147	15,357	4,153	10,927	-	-	4,153	10,927

Ajay Europe SARL	5,100	8,495	1,946	6,295	(101)	(99)	1,845	6,196

SQM Eastmed Turkey	83	85	-	-	(3)	(2)	-	(2)

Charlee SQM Thailand Co. Ltd.	1,233	126	115	32	(16)	20	99	52

Total	47,720	50,955	9,897	24,104	(1,408)	977	8,493	25,080

107

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Associate	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
					6/30/2013	12/31/2012
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	887	1,052

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	50%	-	-

Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-

Ajay North America	Production and commercialization of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	6,958	10,628

Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	4,933	3,446

SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-

Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	-

108

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 11 – Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

	6/30/2013				6/30/2013
						Gain (loss)
	Assets		Liabilities			from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	3,657	406	1,669	-	7,341	1,060	(178)	882

Abu Dhabi Fertilizer Industries WWL	26,039	2,350	6,973	-	22,478	1,802	-	1,802

Doktor Tarsa Tarim Sanayi AS	69,557	7,274	44,327	-	48,392	4,504	(2,397)	2,107

Ajay North America	23,960	8,977	6,106	-	39,219	8,476	-	8,476

Ajay Europe SARL	22,573	1,869	14,242	-	36,783	3,891	(202)	3,689

SQM Eastmed Turkey	16	409	256	-	-	-	(5)	-

Charlee SQM Thailand Co. Ltd.	9,590	482	6,990	-	10,512	287	(39)	248

Total	155,392	21,767	80,563	-	164,725	20,020	(2,821)	17,204

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	109

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

	12/31/2012				12/31/2012
						Gain (loss)
	Assets		Liabilities			from	Other
	Current	Non- current	Current	Non- current	Revenue	continuing operations	comprehensive income	comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,662	364	1,173	-	14,435	2,176	258	2,434

Abu Dhabi Fertilizer Industries WWL	21,885	2,187	4,291	-	42,899	3,255	-	3,255

Doktor Tarsa Tarim Sanayi AS	67,345	7,982	36,332	8,304	77,839	8,267	1,857	10,124

Ajay North America	28,914	8,720	6,292	-	83,340	22,300	-	22,300

Ajay Europe SARL	27,587	2,091	12,688	-	84,203	12,591	(199)	12,392

SQM Eastmed Turkey	16	412	258	-	-	-	(4)	(4)

Charlee SQM Thailand Co. Ltd.	12,898	462	13,048	-	13,536	81	49	130

Total	163,307	22,218	74,082	8,304	316,252	48,670	1,961	50,631

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	110

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 11 – Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments not accounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of June 30, 2013 and December 31, 2012.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	111

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 12 - Joint Ventures

12.1	Policy for accounting for joint ventures in a Parent’s separate financial statements

The method for the recognition of joint ventures in which participation is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2013

As of June 30, there are no changes in the composition of the interest in joint ventures.

b)	Operations conducted in 2012

On March 2012, the Company Coromandel SQM increased its capital by ThUS$394. This Company has an ownership of 50% in Soquimich European Holding B.V.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	112

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

			Country of	Share of interest
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	Dividends received
					6/30/2013	12/31/2012
					ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-

Coromandel SQM	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-

SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-

SQM Star Qingdao Crop Nutrition Co., Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-

SQM Vitas Brazil	Without information	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	99,99%	-	-

SQM Vitas Peru	Without information	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	99,63%	-	-

SQM Vitas Southern Africa	Without information	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	100%	-	-

SQM Vitas Spain	Without information		Spain	100%

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	113

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	11,050	10,428	136	287	10	-	146	287
Coromandel SQM	646	683	(37)	184	(80)	(87)	(117)	98
SQM Vitas Fzco.	11,505	7,153	(191)	(266)	(249)	(159)	(443)	(425)
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,268	1,079	189	48	-	-	189	48
	24,469	19,343	97	253	(319)	(246)	(225)	8

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	114

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 12 - Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting:

The following companies are subsidiaries of SQM Vitas Fzco.

	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil(1)	2,445	2,799	(136)	(621)	(217)	(306)	(353)	(927)
SQM Vitas Peru(1)	1,279	2,525	(1,032)	(28)	(212)	(26)	(1,244)	(54)
SQM Vitas Southern Africa(1)	317	506	(292)	(238)	(77)	14	(369)	(224)
SQM Vitas Spain(1)	248	248	-	-	-	-	-	-
Total	4,289	6,078	(1,460)	(887)	(506)	(318)	(1,966)	(1,205)

12.4	Assets, liabilities, revenue and expenses from Joint Ventures:

	6/30/2013
	Assets		Liabilities			Gain (loss)
	Current	Non-current	Current	Non-current	Revenue	from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	40,106	9,765	27,771	-	9,602	272	19	291
Coromandel SQM	4,752	1,242	4,702	-	3,829	(74)	(17)	(90)
SQM Vitas Fzco.	15,522	8,292	804	-	10,636	(382)	(504)	(886)
SQM Star Qingdao Crop Nutrition Co., Ltd.	3,169	256	789	100	4,143	377	-	377
SQM Vitas Brazil	30,164	6,743	26,725	7,737	44,498	(136)	(217)	(353)
SQM Vitas Peru	20,933	1,687	19,190	2,151	17,276	(1.032)	(212)	(1,244)
SQM Vitas Southern Africa	3,299	889	3,871	-	6,139	(292)	(77)	(369)
SQM Vitas Spain	248	-	-	-	-	-	-	-
Total	118,193	28,874	83,852	9,988	96,123	(1,267)	(1,008)	(2,274)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	115

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 12 - Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from Joint Ventures, continued

	12/31/2012				12/31/2012
	Assets		Liabilities			Gain (loss)
	Current	Non-current	Current	Non-current	Revenue	from continuing operations	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	21,843	9,984	6,899	4,072	29,980	573	-	573
Coromandel SQM	4,388	1,397	4,419	-	5,633	369	(174)	195
SQM Vitas Fzco.	4,568	10,522	785	-	19,643	(532)	(318)	(850)
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,986	304	132	-	5,028	95	-	95
SQM Vitas Brazil	36,874	6,865	32,331	8,609	53,955	(621)	(306)	(927)
SQM Vitas Peru	23,308	1,512	20,149	2,145	32,376	(28)	(26)	(54)
SQM Vitas Southern Africa	2,730	101	2,325	-	12,850	(238)	14	(224)
SQM Vitas Spain	-	-	-	-	-	-		-
Total	95,697	30,685	67,040	14,826	159,465	(382)	(810)	(1,192)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	116

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 12 - Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	585	485	-	-	-	-
Coromandel SQM	45	248	1,415	1,289	-	-
SQM Vitas Fzco.	8,022	7,977	-	-	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	1,205	524	-	-	-	-
SQM Vitas Brazil	448	549	-	66	7,737	8,609
SQM Vitas Peru	592	286	-	-	-	-
SQM Vitas Southern Africa	123	179	37	-	-	-
SQM Vitas Spain	-	-	-	-	-	-
Total	11,020	10,248	1,452	1,355	7,737	8,609

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	117

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	6/30/2013	12/31/2012	6/30/2013	12/31/2012	6/30/2013	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co Ltda.	(389)	(702)	(569)	-	(6)	(97)
Coromandel SQM	(48)	(91)	(78)	(75)	(51)	(56)
SQM Vitas Fzco.	(503)	(982)	(8)	(15)	-	-
SQM Star Qingdao Crop Nutrition Co., Ltd.	(34)	(74)	-	-	(113)	(27)
SQM Vitas Brazil	(162)	(247)	(458)	(463)	-	-
SQM Vitas Peru	(26)	(32)	(310)	(102)	57	-
SQM Vitas Southern Africa	(28)	(29)	(10)	(37)	-	-
SQM Vitas Spain	-	-		-	-	-
Total	(1,190)	(2,157)	(1,433)	(692)	(113)	(180)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	118

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 13 - Intangible assets and goodwill

13.1	Balances

	6/30/2013	12/31/2012
	ThUS$	ThUS$

Intangible assets other than goodwill	28,200	24,013
Goodwill	38,388	38,388

Total	66,588	62,401

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way and software.

Balances and movements in the main classes of intangible assets as of June 30, 2013 and December 31, 2012 are detailed as follows:

		6/30/2013
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	4,570	(2,552)	2,018
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,507	(851)	656
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	23,531	(1,987)	21,544
Other intangible assets	Indefinite	4,134	(152)	3,982
Intangible assets other than goodwill		37,563	(9,363)	28,200
Goodwill	Indefinite	40,178	(1,790)	38,388
Total intangible assets and goodwill		77,741	(11,153)	66,588

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	119

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2012
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,765	(2,115)	1,650
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,198	(820)	378
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	22,612	(1,987)	20,625
Other intangible assets	Indefinite	1,512	(152)	1,360
Intangible assets other than goodwill		32,908	(8,895)	24,013
Goodwill	Indefinite	40,178	(1,790)	38,388
Total intangible assets and goodwill		73,086	(10,685)	62,401

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	120

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	Finite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	121

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of June 30, 2013:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,650	378	20,625	1,360	38,388	62,401
Additions		805	309	919	2,622	-	4,655
Amortization		(437)	(31)	-	-	-	(468)
Other increases (decreases)		-	-	-	-	-	-

Final balance	-	2,018	656	21,544	3,982	38,388	66,588

f)	Movements in identifiable intangible assets as of December 31, 2012:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,938	440	1,542	396	38,605	42,921
Additions		501	-	19,080	964	-	20,545
Amortization		(789)	(62)	-	-	-	(851)
Other increases (decreases)		-	-	3	-	(217)	(214)

Final balance	-	1,650	378	20,625	1,360	38,388	62,401

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	122

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 14 - Property, plant and equipment

As of June 30, 2013 and December 31, 2012, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	6/30/2013 ThUS$	12/31/2012 ThUS$

Property, plant and equipment, net

Land	109,299	109,060
Buildings	164,221	169,731
Machinery	411,485	438,331
Transport equipment	87,755	88,954
Furniture and fixtures	6,592	6,736
Office equipment	5,365	5,249
Constructions in progress	574,227	423,184
Other property, plant and equipment	736,895	747,045
Total	2,095,839	1,988,290

Property, plant and equipment, gross

Land	109,299	109,060
Buildings	331,509	329,397
Machinery	1,078,528	1,065,641
Transport equipment	233,423	224,462
Furniture and fixtures	23,370	22,667
Office equipment	37,476	36,215
Constructions in progress	574,227	423,184
Other property, plant and equipment	1,372,184	1,336,991
Total	3,760,016	3,547,617

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	123

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 14 - Property, plant and equipment (continued)

14.1	Types of property, plant and equipment, continued

	6/30/2013	12/31/2012
	ThUS$	ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	167,288	159,666
Accumulated depreciation and value impairment of machinery	667,043	627,310
Accumulated depreciation and value impairment of transport equipment	145,668	135,508
Accumulated depreciation and value impairment of furniture and fixtures	16,778	15,931
Accumulated depreciation and value impairment of office equipment	32,111	30,966
Accumulated depreciation and value impairment of other property, plant and equipment	635,289	589,946
Total	1,664,177	1,559,327

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	124

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2013 and December 31, 2012:

Reconciliation entries of changes in property, plant and equipment by type as of June 30, 2013	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	109,060	169,731	438,331	88,954	6,736	5,249	423,184	747,045	1,988,290

Changes
Additions	511	39	1,818	3	59	169	234,147	2,771	239,517
Divestitures	-	6	(53)	(4)	-	12	(4,231)	(4)	(4,274)
Depreciation expense	-	(7,624)	(40,404)	(10,160)	(847)	(1,078)	-	(44,191)	(104,304)
Increase(decrease) in foreign currency exchange	(22)	(9)	(7)	(9)	-	(20)	-	(55)	(122)
Reclassification	-	2,032	11,684	8,971	644	1,128	(58,789)	34,330	-
Other increases (decreases) (*)	(250)	46	116	-	-	(95)	(20,084)	(3,001)	(23,268)

Total changes	239	(5,510)	(26,846)	(1,199)	(144)	116	151,043	(10,150)	107,549

Final balance	109,299	164,221	411,485	87,755	6,592	5,365	574,227	736,895	2,095,839

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	125

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of June 30, 2013 and December 31, 2012, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2012	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	108,992	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,755,042

Changes
Additions	36	-	1,092	34	70	323	443,349	972	445,876
Divestitures	-	-	(115)	-	(67)	(12)	(2,936)	(78)	(3,208)
Depreciation expense	-	(14,800)	(79,534)	(18,400)	(1,858)	(1,857)	-	(79,709)	(196,158)
Increase(decrease) in foreign currency exchange	32	(1)	5	15	-	(13)	-	68	106
Reclassification	-	37,916	92,441	24,535	3,576	1,478	(287,291)	127,345	-
Other increases (decreases) (*)	-	84	(18)	(52)	-	18	(27,934)	14,534	(13,368)

Total changes	68	23,199	13,871	6,132	1,721	(63)	125,188	63,132	233,248

Final balance	109,060	169,731	438,331	88,954	6,736	5,249	423,184	747,045	1,988,290

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	126

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 14 - Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$9,144 as of June 30, 2013 and ThUS$ 14,156 as of December 31, 2012.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	127

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 15 - Employee benefits

15.1	Provisions for employee benefits

	6/30/2013	12/31/2012
Classes of benefits and expenses by employee	ThUS$	ThUS$

Current
Profit sharing and bonuses	9,545	33,974
Total	9,545	33,974

Non-current
Profit sharing and bonuses	2,477	6,056
Severance indemnity payments	33,670	34,431
Pension Plan	322	409
Total	36,469	40,896

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	128

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 15 Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on Profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	129

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

	6/30/2013	12/31/2012
Staff severance indemnities at actuarial value	ThUS$	ThUS$
Staff severance indemnities, Chile	33,033	33,731
Other obligations in companies elsewhere	637	700
Total other non-current liabilities	33,670	34,431

SQM North America’s pensions plan	322	409
Total post-employment obligations	322	409

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3.500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	130

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees a pension plan until 2002 called “SQM North America Retirement Income Plan”, which obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities for 2012 and 2011.

Since 2003, SQM North America offers to its employee’s benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

15.5	Staff severance indemnities

As of June 30, 2013 and December 31, 2012, severance indemnities calculated at the actuarial value are as follows:

	2013	2012
	ThUS$	ThUS$
Opening balance	(34,431)	(28,188)
Current cost of service	(4,191)	(8,087)
Interest cost	(1,115)	(1,037)
Actuarial gain/loss	13	40
Exchange rate difference	1,716	(2,237)
Contributions paid	4,338	5,078
Balance	(33,670)	(34,431)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	131

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 15 - Employee benefits (continued)

15.5	Staff severance indemnities, continued

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	6/30/2013	12/31/2012
Mortality rate	RV - 2012	RV - 2011
Actual annual interest rate	6%	6%
Voluntary retirement rotation rate:
Men	0.9%	0.9%	annual
Women	1.53%	1.53%	annual
Salary increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

Note 16 - Executive compensation plan

The Company counts on a compensation plan for its executives, by means of the granting of payments based on the SQM share price change, paid in cash, and the executives may exercise their rights until the year 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 41 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	132

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of June 30, 2013 and December 31, 2012 are the following:

Movement for the period	2013	2012
In effect as of January 1	2,200,500	2,340,000
Granted during the fiscal year	45,000	103,500
Redundant workers	(13,500)	103,500
Exercised during the fiscal year	-	139,500
In circulation as of December 31	2,232,500	2,200,500
Average contractual life	34 months	40 months

The amounts accrued by the plan, as of June 30, 2013 and December 31, 2012, amount to:

Effect on profit or loss	2013 ThUS$	2012 ThUS$
Effect on profit or loss	6,000	3,142

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	133

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 17 - Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can only be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level in 1.4 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, to oversight the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	6/30/2013	12/31/2012	Description (1)	Calculation (1)
Net Financial Debt MUS$	930,025	929,197	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.79	3.69	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.28	0.30	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	24.1%	30.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	21.4%	25.1%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	1.02	1.02	Total Liability on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	134

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 17 - Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as: work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)       A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)       An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of June 30, 2013 and December 31, 2012, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	135

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 17 - Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	6/30/2013		12/31/2012
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of June 30, 2013 and December 31, 2012, the Company has not placed any new issuances of shares on the market.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	136

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 17 - Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate, when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2013 and 2012.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

	6/30/2013 ThUS$	12/31/2012 ThUS$
Revaluation surplus
Reserve for currency exchange conversion	(2,930)	(330)
Reserve for cash flow hedges	(5,929)	(16,522)
Reserve for actuarial gains or losses in defined benefit plans	(2,243)	(2,243)
Other reserves	(1,677)	(1,677)

Total other reserves	(12,779)	(20,772)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	137

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 17 - Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2013 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2013.

-	Distribution and payment, if possible during 2013, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2013 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2013, which are reflected in the Company’s financial statements as of September 30, 2013.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2013 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2014.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2013 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	138

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends

On November 25th, 2013 in the 38th ordinary shareholders meeting, a dividend payment of US$1.23323 per share was approved, based on the net income earned through normal business activities in 2012. Taking into account the interim dividend already paid of US$0.94986 per share, a final dividend of 0.28337 per share was paid and distributed to shareholders of SQM and was recorded in the respective register as of the fifth business day prior to the day of payment. This dividend was paid in the equivalent amount in Chilean pesos in accordance with the value of the ‘Observed Dollar’ or ‘US Dollar’ that appeared in the Official Gazette on April 25, 2013.

On November 20, 2012, the Board of Directors of Sociedad Química y Minera de Chile S.A, agreed to pay and distribute to the Company’s shareholders a provisional of US$0.94986 per share. The above, since December 12, 2012, is charged against the income accrued during the first 9 months of said fiscal year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to the date the dividend will be paid, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 5, 2012.

On April 26, 2012, at the 37th General Shareholders' meeting it was agreed to pay a final dividend of US$1.03679 per share in relation to net profit for the commercial year 2011. US$0.73329 per share was already paid as an interim dividend, and this amount should be subtracted from the dividend detailed above. In line with this, the balance, amounting to US$0.30350 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid. Such amount, if appropriate, will be paid in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on April 26, 2012.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	139

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends, continued

Dividends presented deducted from equity are:

	6/30/2013 ThUS$	12/31/2012 ThUS$
Dividends attributable to owners of the parent	76,267	253,438
Dividends payable	(76,267)	76,267
Provisional minimum dividend	77,770	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	140

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

	6/30/2013			12/31/2012
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	8,567	3,000	11,567	5,567	3,000	8,567
Provision for dismantling, restoration and rehabilitation cost	-	4,474	4,474	-	4,357	4,357
Other provisions	11,142	-	11,142	12,922	-	12,922
Total	19,709	7,474	27,183	18,489	7,357	25,846

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1) and other litigations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	141

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 18 - Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Description of other provisions	6/30/2013 ThUS$	12/31/2012 ThUS$
Current provisions, other short-term provisions
Provision for tax loss in fiscal litigation	1,481	1,606
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	6,268	7,712
Fine to Brazil	2,500	2,500
Miscellaneous provisions	893	1,104
Total	11,142	12,922
Other long-term provisions
Mine closure	4,474	4,357
Total	4,474	4,357

18.3	Other non-financial liabilities, current

Description of other liabilities	6/30/2013 ThUS$	12/31/2012 ThUS$

Tax withholdings	1,018	11,887
VAT payable	3,892	16,481
Guarantees received	1,001	872
Accrual for dividend	77,770	76,267
Monthly tax provisional payments	11,159	22,073
Deferred income	47,983	16,291
Withholdings from employees and salaries payable	6,914	7,546
Accrued vacations	18,215	20,710
Other current liabilities	132	73
Total	168,084	172,200

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	142

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 6/30/2013

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	8,567	-	4,357	12,922	25,846

Changes in provisions:

Additional provisions	-	-	3,000	-	117	6,707	9,824

Provision used	-	-	-	-	-	(8,359)	(8,359)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(128)	(128)

Total provisions, final balance	-	-	11,567	-	4,474	11,142	27,183

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	143

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as of 12/31/2012

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	7,571	-	3,724	14,237	25,532

Changes in provisions:

Additional provisions	-	-	1,000	-	633	8,863	10,496

Provision used	-	-	(4)	-	-	(10,061)	(10,065)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(117)	(117)

Total provisions, final balance	-	-	8,567	-	4,357	12,922	25,846

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	144

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and U.S.A.).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	145

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.
	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 1,800

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

3.	Plaintiffs	:	Eduardo Fajardo Nuñez, Ana Maria Canales Poblete, Raquel Beltran Parra, Eduardo Fajardo Beltran and Martina Fajardo Beltran.
	Defendants	:	SQM Salar S.A. and its insurers
	Date	:	November 2009
	Court	:	20th Civil Court in Santiago
	Reason	:	Labor Accident
	Status	:	.Ruled in favor of plaintiff for damages of $600m. Appeal pending.
	Nominal value	:	ThUS$1,880

4.	Plaintiffs	:	Compañía Productora de Yodo y Sales S.A.
	Defendants	:	SQM Químicos S.A. (SQM)
	Date	:	November 1999
	Court	:	Civil Court of Pozo Almonte
	Reason	:	Partial voidance of mining property Paz II 1 to 25
	Status	:	First instance ruling in favor of SQM. Appeal pending resolution
	Nominal value	:	Approximately ThUS$162

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	146

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

5.	Plaintiff	:	Compañía Productora de Yodo y Sales S.A.
	Defendant	:	SQM Químicos S.A. (SQM)
	Date	:	November 1999
	Court	:	Civil Court of Pozo Almonte
	Reason	:	Partial voidance of mining property Paz III 1 to 25
	Status	:	First instance ruling in favor of SQM. Appeal pending resolution
	Nominal value	:	Approximately ThUS$204

6.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Conditional waiver as a result of pending appeal. Appeal will be reviewed in a hearing in October of 2013.
	Nominal value	:	Not possible to determine

7.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Suspended procedure
	Nominal value	:	Not possible to determine

8.	Plaintiff	:	Metalúrgica FAT Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2011
	Court	:	9th Civil Court in Santiago
	Reason	:	Compensation for early termination of supply contract and installation of metal structures
	Status	:	.Verdict of $40m in damages. Appeal pending.
	Nominal value	:	ThUS$175

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	147

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

9.	Plaintiff	:	Angelina Castillo Figueroa and others
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	June 2012
	Court	:	2nd Civil Court in Santiago
	Reason	:	Compensation claim for alleged civil liability under tort derived from explosion occurred on September 6, 2010 near Baquedano causing the death of 6 workers
	Status	:	Evidence.
	Nominal value	:	ThUS$9,400

10.	Plaintiff	:	Sociedad Industrial Seguel and Ortíz Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2012
	Court	:	Arbitral
	Reason	:	Compensation for early termination of service rendering contract
	Status	:	Ruling of $95m in damages. Complaint pending.
	Nominal value	:	ThUS$3,500

11.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court in Antofagasta
	Reason	:	Compensation for moral damages for attempt to sexual abuse.
	Status	:	Replay to claim.
	Nominal value	:	ThUS$200

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	148

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue being involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	149

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 - Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and for issuance of bonuses in the local and international market, requires the Company complies with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$900,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.4 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor’ financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of June 30, 2013, the aforementioned financial indicators are as follows:

Indicator	6/30/2013	12/31/2012
Equity ThUS$	2,377,056	2,187,446
Net Financial Debt/ EBITDA	0.91	0.83
Indebtedness	1.02	1.02
SQM Industrial and SQM Salar debt / Current assets	0.03	0.04

Issuance contracts for bonuses issued abroad require the Company does not merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or United States’ laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) The Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	150

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 - Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$11,682 as of June 30, 2013 (ThUS$ 27,193 as of December 31, 2012).

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of June 30, 2013, the guarantee amounts to ThUS$656.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	151

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 -	Contingencies and restrictions (continued)

19.5	Securities obtained from third parties

The main security received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$19,505 as of June 30, 2013, as of December 31, 2012 these amounted to ThUS $4,126 which is detailed as follows:

Entity name	6/30/2013 ThUS$	12/31/2012 ThUS$
Agrícola Los Angeles S.A.	248	-
Agrocomercial Bornand Ltda.	356	-
Agroindustrial Orzonaga Ltda.	138	-
Arena Fertilizantes Y Semillas Dist	315	-
Bioleche Comercial Ltda	3,944	-
Comercial Agrosal Ltda.	120	-
Contador Frutos S.A.	1,497	-
Dante Hauri Gomez	130	-
Fertglobal Chile Ltda.	874	1,042
Gilberto Rivas Y Cia. Ltda.	140	-
Hortofruticola La Serena	334	-
Johannes Epple Davanzo	770	-
Juan Luis Gaete Chesta	439	-
Lemp Martin Julian	128	-
Llanos Y Wammes Soc.Com.Ltda.	5,689	2,084
Neyib Farran Y Cia. Ltda.	138	-
Sebastian Urrutia Araya	120	-
Soc. Agrocom. Julio Polanco	137	-
Tattersall Agroinsumos S.A.	2,000	1,000
Vicente Oyarce Castro	679	-
Agrícola Lobert Ltda.	1,309	-
Total	19,505	4,126

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	152

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 19 -	Contingencies and restrictions (continued)

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor		Type of guarantee	Pending balances as of the closing date of the financial statements
Creditor of the guarantee				6/30/2013	12/31/2012
	Name	Relationship		ThUS$	ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,198	50,235
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,148	50,164
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,124	40,141
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,017	50,020
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,120	50,140
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	153

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 20 -	Revenue

As of June 30, 2013 and 2012, revenue is detailed as follows:

Types of revenue	January to June		April to June
	2013	2012	2013	2012
	ThUS$	ThUS$	ThUS$	ThUS$

Sales of goods	1,184,635	1,209,415	563,678	681,290
Provision of services	5,221	3,541	2,781	2,040
Total	1,189,856	1,212,956	566,459	683,330

Note 21 -	Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	6/30/2013	6/30/2012
	ThUS$	ThUS$

Earnings (losses) attributable to owners of the parent	259,232	342,237

	6/30/2013	12/31/2012
	Units	Units
Number of common shares in circulation	263,196,524	263,196,524

	6/30/2013	6/30/2012

Basic earnings per share (US$ per share)	0.9849	1.3003

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	154

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 22 -	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of June 30, 2013, total interest expenses incurred amount to ThUS$27,431 (ThUS$26,458 as of June 30, 2012).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	6/30/2013	6/30/2012

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%
Amount of costs for interest capitalized in ThUS$	9,144	7,077

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	155

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 23 -	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	6/30/2013 ThUS$	6/30/2012 ThUS$
Conversion foreign exchange gains (losses) recognized in the result of the year.	(8,842)	(15,305)
Conversion foreign exchange reserves attributable to the owners of the controlling entity	(2,601)	643

Conversion foreign exchange reserves attributable to the non-controlling entity	(52)	33

b)	Reserves for foreign currency exchange differences:

As of June 30, 2013, and December 31, 2012, foreign currency exchange differences are detailed as follows:

Detail	6/30/2013	12/31/2012
	ThUS$	ThUS$

Changes in equity generated through the equity method:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	30	39
Proinsa Ltda.	22	29
Comercial Agrorama Ltda.	59	87
Isapre Cruz del Norte Ltda.	9	59
Almacenes y Depósitos Ltda.	75	99
Sales de Magnesio Ltda.	166	209
Sociedad de Servicios de Salud S.A.	13	20
Agrorama S.A.	(12)	(6)
Doktor Tarsa	(2,229)	(1,074)
SQM Vitas Fzco	(569)	(318)
Ajay Europe	(516)	(275)
SQM Eastmed Turkey	(43)	(42)
Charlee SQM Thailand Co. Lta.	(56)	(32)
Coromandel SQM India	(198)	(118)
SQM Italia SRL	16	28
SQM Oceania Pty Limited	(619)	(39)
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	10	-
SQM Thailand Limited	(93)	-
Total	(2,931)	(330)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	156

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 23 -	Effect of fluctuations on foreign currency exchange rates (continued)

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 -	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	157

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of June 30, 2013 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$23,770 and are detailed as follows:

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	158

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental and Community Management (Expense as the first quarter of 2013)	Not classified	Expense	Not classified	1,127	6-30-2013
SQM Industrial S.A.	CQLX-SCarmen and Lagarto hazardous waste yard	Sustainability	Asset/expense	Not classified	98	6-30-2013
SQM Industrial S.A.	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Medium projects (between ThUS$300 and ThUS$999)	Asset	Sustainability	72	6-30-2013
SQM Industrial S.A.	JQEZ – Change of Bertrams Prilling Boiler CS	Sustainability: Replacement of equipment	Asset	Development	235	6-30-2013
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	612	6-30-2013
SQM Industrial S.A.	JQL7 - Engineering and uptake of prilled and dried powder	Sustainability	Asset	Investigation	-	6-30-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	6-30-2013
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	1,859	6-30-2013
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	219	6-30-2013
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Natural Resources	Expense	Not classified	8	6-30-2013
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Asset/Expense	Not classified	139	6-30-2013
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Sustainability: Natural Resources	Expense	Not classified	8	6-30-2013
SQM Industrial S.A.	MQBM-Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	7	6-30-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	159

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset / Expense	Not classified	149	6-30-2013
SQM Industrial S.A.	MQK2-Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	17	6-30-2013
SQM Industrial S.A.	PPC1-Remove switches park PCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	147	6-30-2013
SQM Industrial S.A.	PPNK-Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset / Expense	Not classified	193	6-30-2013
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	2,167	6-30-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	341	6-30-2013
SQM Industrial S.A.	TQ78-Motorized sweepers	Sustainability	Asset	Development	198	6-30-2013
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	17	6-30-2013
SQM Industrial S.A.	IQW2 - DIGITAL MONITORING OF WELLS	Sustainability: Natural Resources	Asset	Not classified	-	6-30-2013
SQM Industrial S.A.	IQWZ - NORMALIZATION TK LIQUID FUELS NV	Sustainability: Risk Prevention and Environment	Asset	Not classified	-	6-30-2013
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	6-30-2013
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,480	6-30-2013
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	74	6-30-2013
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	252	6-30-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	160

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	AQ0A-Drilling of 4 Wells for Change in Catchment Point at Pampa del Tamarugal	Increase of capacity	Asset	Development	534	6-30-2013
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not Classified	171	6-30-2013
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost reduction	Expense	Not Classified	937	6-30-2013
SQM S.A.	IPXF-Environmental monitoring plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not Classified	1,036	6-30-2013
SQM S.A.	IQ08-PSA Llamara & Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Asset	Development	1,759	6-30-2013
SQM S.A.	IQ0C-Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	66	6-30-2013
SQM S.A.	IQ1K-Construcion of 3 observation wells in Sur Viejo	Capacity expansion	Asset	Development	195	6-30-2013
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	2,023	6-30-2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	343	6-30-2013
SQM S.A.	IQ52- Nueva Victoria Environmental Office	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not Classified	29	6-30-2013
SQM S.A.	IQ53-Cultural heritage route Soronal adduction (Pampa Hermosa)	General Projects (ThUS$ < 50)	Expense	Not Classified	24	6-30-2013
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	506	6-30-2013
SQM S.A.	IQLR - Implem. Medidas Mitigación Puquios Salar de llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	-	6-30-2013
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	1	6-30-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	161

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IQPJ-Mine Area equity measures Stage I	Sustainability	Expense	Not Classified	89	6-30-2013
SQM S.A.	MQLQ-Gas scrubbing system	Not classified	Asset	Development	408	6-30-2013
SQM S.A.	PQB9 - PQB9 - Change of SO2 gas extractor	Not classified	Asset	Not Classified	-	6-30-2013
SQM S.A.	IQ6M - IQ6N-DIA Nueva Victoria Sur mine expansion	Environmental Processing	Asset	Not Classified	116	6-30-2013
SQM S.A.	IP83 - SQM Management Administration Expenses Nueva Victoria	Environmental Processing	Asset	Not Classified	23	6-30-2013
SQM Salar S.A.	LQSZ - Casino Andino Gas Certificate	Sustainability: Risk Prevention and Environment	Expense	Not Classified	4	6-30-2013
SQM Salar S.A.	CQ4M-Regularization of Contractor Facilities	Sustainability: Environment and Risk prevention	Asset/Expense	Not Classified	17	6-30-2013
SQM Salar S.A.	CQ8U-New Changing Room CL - HL	Sustainability: Environment and Risk prevention	Asset	Not Classified	242	6-30-2013
SQM Salar S.A.	LPTF-Environmental study and exploration 2010	Environmental Processing	Expense	Not Classified	398	6-30-2013
SQM Salar S.A.	LPTJ-Improvements to sanitary works	Sustainability	Expense	Not Classified	206	6-30-2013
SQM Salar S.A.	LQDM-Certification of tanks	Sustainability: Environment and Risk prevention	Asset	Not Classified	279	6-30-2013
SQM Salar S.A.	LQI6 - Environmental Impact Studies	Environmental Processing	Asset	Not Classified	348	6-30-2013
SQM Salar S.A.	LQNI-DIA KCl floor drying and compacting expansion	Environmental Processing	Asset	Not Classified	59	6-30-2013
SIT S.A.	MQ6Y- Maintenance and repair of ME and Tocopilla Bureau of Exchange	Sustainability: Environment and Risk prevention	Expense	Not Classified	20	6-30-2013
SIT S.A.	TPR8- Disposal of liquid waste generation by aspiration	Sustainability	Expense	Not Classified	64	6-30-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	162

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 6/30/2013, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TPYX-Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset - Expense	Development	1,694	6-30-2013
SIT S.A.	TQAP-Paving Field No. 3 and No. 4	Capacity Expansion	Asset	Not classified	13	6-30-2013
SIT S.A.	TQAV-Paving paths IV	Sustainability	Asset	Development	3	6-30-2013
SIT S.A.	TQLY-Dust extractor packing machine No 1.	Environmental Processing	Asset	Not classified	26	6-30-2013
SIT S.A.	TQM2 - Encapsulation Project unload/ load Field 1 and 8	Sustainability	Asset	Not classified	-	6-30-2013
SIT S.A.	TQNA-Tocopilla Weather station (Tocopilla Decontamination Plan Network)	Sustainability: Environment and Risk prevention	Asset	Not classified	15	6-30-2013
SIT S.A.	TQQ5-Environmental Curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	177	6-30-2013
SQM Nitratos S.A.	IQDN- Storage Rises – Maintenance of Mine NV	Not Classified	Asset	Not classified	26	6-30-2013
Minera Nueva Victoria S.A.	IQ4C-Development Camp (Osmosis and Others)	Minor Projects (between ThUS$50 and ThUS$299)	Asset	Sustainability	1,986	6-30-2013
SQM S.A.	IQWS - Equity measures of stage 2 mines	Sustainability: Environment and Risk prevention	Expense	Not classified	-	6-30-2013
SQM Nitratos S.A.	IQMH-Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	187	6-30-2013
SQM Nitratos S.A.	PQI9-Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	48	6-30-2013
SQM Potasio S.A.	IQRR - SO2 IRIS TREATMENT	Sustainability: Environment and Risk prevention	Asset	Not classified	-	6-30-2013
SQM Salar S.A.	LQ38-Field Drying Sludge	Sustainability	Asset	Not classified	26	6-30-2013
SQM Salar S.A.	LQAK-Garbage Rooms MOP and SOP	Sustainability	Asset - Expense	Not classified	24	6-30-2013
SQM Salar S.A.	LQFD-Bureaus of Exchange	Not Classified	Asset	Not classified	160	6-30-2013
SQM Salar S.A.	LQG8 - Toconao Camp Garbage Room	Sustainability Natural Resources	Expense	Not classified	-	6-30-2013
Total					23,770

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	163

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements will be made
SQM Industrial S.A.	Environmental and Community Management (Budget available for the first quarter of 2013)	Not classified	Expense	Not classified	921	12-31-2013
SQM Industrial S.A.	CQLX- SCarmen and Lagarto hazardous waste yard	Sustainability	Asset - Expense	Not classified	2	12-31-2013
SQM Industrial S.A.	IQ8G- Improvement of Bureau of Exchange, offices and facilities	Medium projects (between ThUS$300 and ThUS$999)	Asset	Sustainability	3	12-31-2013
SQM Industrial S.A.	JQEZ – Change of Bertrams Prilling Boiler CS	Sustainability: Replacement of equipment	Asset	Development	13	8-01-2013
SQM Industrial S.A.	JQL7- KNO3 prilled dust collection and drying engineering and project	Sustainability:	Asset	Research	200	8-01-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	99	12-31-2013
SQM Industrial S.A.	MP5W - Normalization Fuel TK’s	Sustainability: Environment and Risk prevention	Asset	Not classified	793	12-31-2013
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	231	12-31-2013
SQM Industrial S.A.	MQA8 - Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	11	12-31-2013
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Sustainability: Environment and Risk prevention	Expense	Not classified	292	12-31-2013
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	75	12-31-2013
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	139	8-01-2013
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	553	3-31-2015

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	164

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements will be made
SQM Industrial S.A.	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Equipment Replacement	Expense	Not classified	43	12-31-2013
SQM Industrial S.A.	PPNK - Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	7	12-31-2013
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental Processing	Asset	Not classified	1,333	12-31-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	18	1-31-2014
SQM Industrial S.A.	TQ78-Motorized sweepers	Sustainability	Asset	Development	2	12-31-2013
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	153	12-31-2013
SQM Industrial S.A.	IQW2 - DIGITAL MONITORING OF LLAMARA WELLS	Sustainability: Natural Resources	Asset	Not classified	80	3-30-2014
SQM Industrial S.A.	IQWZ - NORMALIZATION LIQUID FUEL TK NV	Sustainability: Environment and Risk prevention	Asset	Not classified	1,303	4-01-2014
SQM Industrial S.A.	JQ8K - Line 4 Drying	Environmental Processing	Asset	Not classified	32	12-31-2013
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental Processing	Asset	Not classified	1,560	12-31-2013
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental Processing	Asset	Not classified	70	12-31-2013
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental Processing	Asset	Not classified	374	12-31-2013
SQM S.A.	AQ0A-Drilling of 4 Wells for Change in Catchment Point at Pampa del Tamarugal	Capacity Upgrade	Asset	Development	66	12-31-2013
SQM S.A.	IPFT-Cultural Heritage Region I	Sustainability	Expense	Not classified	12	12-31-2013
SQM S.A.	IPXE-Environmental monitoring plan Llamara Salt Flat	Cost Reduction	Expense	Not classified	49	12-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	165

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements will be made
SQM S.A.	IQ08-PSA Llamara & Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Asset	Development	12	12-31-2013
SQM S.A.	IQ0C-Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not Classified	10	12-31-2013
SQM S.A.	IQ1K-Construcion of 3 observation wells in Sur Viejo	Capacity Expansion	Asset	Development	5	12-31-2013
SQM S.A.	IQ1M-PSA Re-injection of water to Puquíos Llamara	Sustainability: Environment and Risk prevention	Asset	Not Classified	521	12-31-2013
SQM S.A.	IQ3S-Hazardous Materials Management Standardization	Sustainability	Asset-Expense	Not Classified	57	12-31-2013
SQM S.A.	IQ52- Nueva Victoria Environmental Office	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not Classified	1	12-31-2013
SQM S.A.	IQ54-Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not Classified	134	12-31-2013
SQM S.A.	IQOW-Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not Classified	49	12-31-2013
SQM S.A.	IQPJ-Mine Area equity measures Stage I	Sustainability	Expense	Not Classified	21	03-31-2015
SQM S.A.	MQLQ- Gas scrubbing system	Not Classified	Asset	Development	92	12-6-2013
SQM S.A.	PQB9-PQB9 - Change of exhaust extractor SO2 gas	Not Classified	Asset	Not Classified	178	12-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	166

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements will be made
SQM S.A.	IQ6M - Prospecting NVS7 2011 and Prospecting West Nva. Victoria	Environmental Processing	Asset	Not Classified	117	12-31-2013
SQM S.A.	IP83 - Management Admin Expenses SQM Nueva Victoria	Environmental Processing	Asset	Not Classified	23	12-31-2013
SQM Salar S.A.	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset/Expense	Not Classified	1	12-31-2013
SQM Salar S.A.	CQ8U - New Changing Room CL - HL	Sustainability: Environment and Risk prevention	Asset	Not Classified	8	12-31-2013
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not Classified	521	12-31-2013
SQM Salar S.A.	LQSZ-Gas Certification for Casino Andino	Sustainability: Environment and Risk prevention	Expense	Not Classified	59	12-31-2013
SQM Salar S.A.	LQI6-EIA Operating Maintenance at Salar de Atacama	Environmental Processing	Asset	Not Classified	525	12-31-2013
SQM Salar S.A.	LQNI - Enlargement MOP G III	Environmental Processing	Asset	Not Classified	35	12-31-2013
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability	Expense	Not Classified	86	12-31-2013
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset - Expense	Development	6	12-31-2013
SIT S.A.	TQAP - Paving Field No. 3 and No. 4	Capacity Expansion	Asset	Not Classified	1,092	12-31-2013
SIT S.A.	TQAV - Paving paths IV	Sustainability	Asset	Development	162	12-31-2013
SIT S.A.	TQLY- Dust extractor packing machine No. 1	Environmental Processing	Asset	Not Classified	94	12-31-2013
SIT S.A.	TQM2- Unloading/loading encapsulation project/Field 1 and 8	Sustainability	Asset	Not Classified	60	12-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	167

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24-	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 6/30/2013

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements will be made
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not Classified	52	4-27-2013
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Minor projects (between ThUS$50 and ThUS$299)	Asset	Sustainability	14	12-31-2013
SQM S.A.	IQWS - Equity measure of Stage II Mining Areas	Sustainability: Environment and Risk prevention	Expense	Not Classified	420	4-30-2014
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not Classified	73	12-31-2013
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not Classified	2	8-1-2013
SQM Potasio S.A.	IQRR-TREATMENT SO2 IRIS	Sustainability: Environment and Risk prevention	Asset	Not Classified	470	3-11-2014
SQM Salar S.A.	LQAK-Garbage Rooms MOP and SOP	Sustainability	Asset - Expense	Not Classified	1	12-31-2013
SQM Salar S.A.	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not Classified	16	12-31-2013
Total					13,351

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	168

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made

SQM Industrial S.A.	Environmental Management (Expense as of December 2012)	Not classified	Expense	Not classified	1,808	12-31-2012
SQM Industrial S.A.	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Sustainability	Asset	Not classified	72	12-31-2012
SQM Industrial S.A.	JQEZ – Change of Berrtrams Prilling Boiler CS	Sustainability: Replacement of equipment	Asset	Development	235	12-31-2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Replacement of equipment	Asset	Development	600	12-31-2012
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Expense	Not classified	37	12-31-2012
SQM Industrial S.A.	MP5W - TK's Fuel Standards	Sustainability	Asset	Not classified	841	12-31-2012
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	211	12-31-2012
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Renovation	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQA8 – Normalization gas systems peripheral casinos (stage 1 of project)	Not classified	Expense	Not classified	106	12-31-2012
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not classified	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	7	12-31-2012
SQM Industrial S.A.	MQHF- Pilas ME Maintenance	Sustainability	Asset	Not classified	161	12-31-2012
SQM Industrial S.A.	MQK2- Elimination of PCBs I	Not classified	Expense	Not classified	16	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	169

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made

SQM Industrial S.A.	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Replacement of equipment	Expense	Not classified	147	12-31-2012
SQM Industrial S.A.	PPNK - Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset Expense	Not classified	193	12-31-2012
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset	Not classified	1,763	12-31-2012
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability	Expense	Not classified	199	12-31-2012
SQM Industrial S.A.	TQA2 – Improvement sewage Villa Prat	Not classified	Expense	Not classified	16	12-31-2012
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Environmental procedure	Asset	Not classified	32	12-31-2012
SQM Industrial S.A.	FP55 - FPXA - Zone Mine EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Environmental procedure	Asset	Not classified	1,425	12-31-2012
SQM Industrial S.A.	JQB6 - NPTIV (DIA Planta NPT4, Coya Sur)	Environmental procedure	Asset	No Clasificado	65	12-31-2012
SQM Industrial S.A.	PQLV- Mine PV New Area (DIA Pedro de Valdivia Mine)	Ambient procedure	Expense	Not classified	131	12-31-2012
SQM Industrial S.A.	CQLX-Yard for Hazrdous Waste – S. del Carmen and Lagarto	Sustainability	Expense	Not classified	47	12-31-2012
SQM S.A.	MQLQ- Gas Washing System	Sustainability: Risk Prevention and Environment	Asset	Development	324	12-31-2012
SQM S.A.	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	534	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	170

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made

SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	166	12-31-2012
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Cost reduction	Expense	Not classified	872	12-31-2012
SQM S.A.	IPXF - Environmental Monitoring Plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not classified	881	12-31-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Asset	Development	1,759	12-31-2012
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not classified	66	12-31-2012
SQM S.A.	IQ1K - Construction of 3 observation wells in Sur Viejo	Capacity Expansion	Asset	Development	195	12-31-2012
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	1,653	12-31-2012
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset - Expense	Not classified	251	12-31-2012
SQM S.A.	IQ52 - New Victoria Environment Office	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not classified	29	12-31-2012
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	General projects (< ThUS$50)	Expense	Not classified	24	12-31-2012
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	500	12-31-2012
SQM S.A.	IQ9V – Quillagua Project	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not classified	788	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	171

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made

SQM S.A.	PQB9-PQB9 - Change of exhaust extractor SO2 gas	Not classified	Asset	Not classified	178	12-31-2012
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	324	12-31-2012
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	1	12-31-2012
SQM S.A.	IQPJ- Mine Area equity measures Stage I	Sustainability	Expense	Not classified	61	12-31-2012
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	115	12-31-2012
SQM S.A.	IP83 - DIA Expansion TLN-15	Environmental processing	Asset	Not classified	23	12-31-2012
SQM Salar S.A.	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset	Not classified	17	12-31-2012
SQM Salar S.A.	CQ8U - New Changing Room CL - HL	Sustainability: Environment and Risk prevention	Asset	Not classified	242	12-31-2012
SQM Salar S.A.	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability: Environment and Risk prevention	Expense	Development	1,126	12-31-2012
SQM Salar S.A.	LPTF – Environmental study and exploration 2010	Environmental processing	Expense	Not classified	398	12-31-2012
SQM Salar S.A.	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not classified	206	12-31-2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	146	12-31-2012
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	358	12-31-2012
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	19	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	172

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made

SIT S.A.	MQ6Y-MQ6Y - Maintenance and repair of ME and Tocopilla bureau of exchange	Sustainability: Environment and Risk prevention	Expense	Not classified	20	12-31-2012
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability	Expense	Not classified	64	12-31-2012
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,658	12-31-2012
SIT S.A.	TQAP - Paving Field No. 3 and No. 4	Capacity Expansion	Expense	Not classified	13	12-31-2012
SIT S.A.	TQAV - Paving paths IV	Sustainability	Asset	Development	3	12-31-2012
SIT S.A.	TQM2- Unloading/loading encapsulation project/Field 1 and 8	Sustainability	Asset	Not classified	8	12-31-2012
SIT S.A.	TQLY- Dust extractor packing machine No. 1	Environmental processing	Asset	Not classified	25	12-31-2012
SIT S.A.	TQNA- Tocopilla weather station (Tocopilla Decontamination Plan Network)	Sustainability: Environment and Risk prevention	Asset	Not classified	15	12-31-2012
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	22	12-31-2012
SQM Nitratos S.A.	IQDN - Storage Rises – Maintenance of Mine NV	Not classified	Asset	Not classified	26	12-31-2012
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	1,987	12-31-2012
SQM Nitratos S.A.	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	47	12-31-2012
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	99	12-31-2012
SQM Salar S.A.	LQFD – Bureaus of exchange	Not classified	Asset	Not classified	160	12-31-2012
				TOTAL	23,207

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	173

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made

SQM Industrial S.A.	Environmental and Community Management (Budget available for the second quarter of 2012)	Not classified	Expense	Not classified	2,027	12-31-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	68	12-31-2013
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	1,600	12-31-2013
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	152	06-30-2013
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	16	08-01-2013
SQM Industrial S.A.	PPC1-Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	44	12-31-2013
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	1,315	12-31-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	20	01-31-2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	104	06-30-2013
SQM Industrial S.A.	CQLX- SCarmen and Lagarto hazardous waste yard	Sustainability	Asset	Not classified	53	03-31-2013
SQM Industrial S.A.	JQL7- KNO3 prilled dust collection and drying engineering and project	Sustainability	Asset	Research	200	08-01-2013
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	49	03-31-2013
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	554	03-31-2014
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	135	08-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	174

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made

SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	5	11-30-2013
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	243	09-30-2013
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	17	03-31-2013
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Cost reduction	Expense	Not classified	87	03-31-2013
SQM S.A.	IPXF - Environmental Monitoring Plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not classified	168	06-30-2013
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	441	12-31-2013
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability	Asset - Expense	Not classified	148	12-31-2013
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	219	12-31-2013
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	288	06-30-2013
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	38	03-31-2013
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	2	03-31-2013
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	600	12-31-2013
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	265	06-30-2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	16	08-31-2013
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	40	12-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	175

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made

SIT S.A.	TQAV - Paving paths IV	Sustainability	Asset	Development	162	12-31-2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	30	04-27-2013
SQM Nitratos S.A.	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	157	03-31-2013
SQM Salar S.A.	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not classified	16	03-31-2012
				Total	9,279

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	176

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Nota 24 – Environment (continued)

24.3	Description of each project, indicating whether they are in process or have been finished

SQM Industrial S.A.

CQLX: The project includes the construction at each location a courtyard of 145 m2 approx. The project is in process.

IQ8G: This project contemplates the improvement of restrooms and the expansion of their capacity. In addition to water storage sector would be improved. The project is closing process.

JQEZ: This project includes purchasing and installing Bertrams Boilers in Coya Sur Prill, in order to improve the level of combustion, decreasing and controlling the emission of fumes to the environment. The project is finished.

JQH9: The purpose of this project is to purchase Bertram’s boilers in order to improve the combustion levels, decreasing and controlling the emission of fumes to the environment. The project is in process.

IQW2: Recollection, transmission and data input into the Company’s systems about water level, volume, instantaneous and average collection, exploitation wells that are currently use in Operation Centre No. 1, LLamara,, two Iris sector wells and the information about the Soronal wells that would arrive during the current year. With this project the aim is to try and monitor the variables of exploitation of hydric resources in real and thus carry out a more precise control over extraction. Project is in process.

IQWZ: Carrying out assembly of pond installations (OO.CC, mechanics, piping, electrics and implementation) by a specialist firm in the area of liquid fuels and to a standard of quality of the certifying body. Carry out the Engineering of Details and later on any required modifications needed to normalize the installations to the TK’s and allow them to be declared and registered with the SEC should be made. The budget of MUS$123 only covers the expenses associated with the erection and Engineering of Details. Project is underway.

MNYS: Preparation and execution of a project of geoglyphs conservation; editing and publishing a book and implementing a diffusion center. Construction of a collection deposit. All these are compensation measures of the project Technological Change Maria Elena. The project is in process.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	177

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24 – Environment (continued)

24.3	Description of each project indicating whether they are in process or have been finished (continued)

MPQU: Construction of warehouses for dangerous chemicals supplies in order to decrease the chance of accidents and pollution. The project is in process.

MQ8M: Performing maintenance to structures and closing monitoring stations in Maria Elena. The project is finished.

MQA8: Normalization of gas networks of peripheral casinos (stage 1: projects): CS, Lagarto, Iodum, PV, Toco and Rancho 6. The Project is in process.

MQAJ: Improve the water and sewerage network in Maria Elena for better operations. The project is finished.

MQBM: Implementing archeological measures in Maria Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. The project is in process.

MQHF: Enable a wastewater plant in Toco according to SD 594, a change room for operators and contractors, among other things. The project is in process.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and / or final disposal in accordance with applicable regulations. The project is in process.

PPC1: Purchase and replacement of equipment contaminated with PCB and obsolete equipment without spare parts. The project is in process.

PPNK: Project to ensure the control of the ammonia gas in the crystal plant stoppage. The project is finished.

PPZU: The necessary actions to normalize and certify certified fuel tanks in the plants in María Elena, Coya Sur and Pedro de Valdivia were performed. The project is in process.

SQ7X: The purpose of this project is obtaining and recording information of components and finished products of SQM in the ECHA database to comply with the requirements set forth by the REACH regulation of the European Union. The project is in process.

TQ78: The purpose of this project is the acquisition of sweeper truck with suction systems in order to reduce the particulate matter emissions at the Tocopilla Port. This project is finished.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	178

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

TQA2: This project aims to improve the sewerage system of Villa Prat. The project is in process.

JQ8K: This project has the purpose of building a new drying plant in Coya Sur. The projected expenses correspond only to the environmental filing. The project is in process

FP55 – FPXA: These 2 projects have a final objective consisting in the installation of a sea water sucking system of 87 km from the Mejillones area to the SQM facilities located in Pampa Blanca. The projected expenses correspond only to the filing of the EIA of the PB mine zone and the EIA of the PB expansion. Both projects are in process.

JQB6: Preparation and filing of the EID of project NPT4 of Coya Sur, which increases the salt production capacity. The project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. The project is in process.

JQL7: Carry out a study which in the future will allow the uptake of powder and output lost in the KNO3 drying and prilling plants in CS.

SQM S.A.

AQ0A: To enable the use of water rights that have been granted in several pits of the Conaf reservation Pampa del Tamarugal and to take them outside of the tamarugo forest and of the reservation, reducing the environmental impact of its exploitation. The project is in process.

IPFT: The project contemplates the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is in process.

IPXE: To implement the plan of environment follow-up of Project Pampa Hermosa in Salar de Llamara. The project is in process.

IPXF: To implement the environment plan follow-up of the project Pampa Hermosa in Pampa del Tamarugal. The project is in process.

IQ08: The project considers the following works for the water reservoirs in Pampa del Tamarugal and Salar de Llamara: constructing and enabling observation and monitoring pits, pumping tests, construction of roads over hard sand terrain and Salar crust. The project is finished.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	179

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

IQ0C: This project consists in implementing a program of adding value and area adjacent to route 5, which will enable the development of a self-guided tour of the area called Cantón de Lagunas in the context of the saltpeter history. The project is finished.

IQ1K: Construction of 3 observation pits in Sur Viejo to comply with the environmental commitments proposed in the EIS of Pampa Hermosa and to be able to monitor the water reservoir near said pits. The project is finished.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquios zone that is in the Salar de Llamara water reservoir. The project is in process.

IQ3S: Improvements in the storage installations of dangerous raw materials in Nueva Victoria. The project is in process.

IQ52: This project includes the enabling and expansion of the environment offices in Nueva Victoria. The project is finished.

IQ53: To perform equity assay to the new location of the Soronal abduction trace Project Pampa Hermosa approved through N° 890/2010. The project is in process.

IQ54: This corresponds to the implementation of environmental commitments acquired through the environment assessment of the project Pampa Hermosa (RCA N°890/2010). The project is in process.

IQLR: The scope of this stage includes the updating of the Design, Implementation and Operation of the mitigation measure of puquios in Salar de Llamara. The project is finished.

IQOW: Enable a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV (performed and to be performed).

IQPJ: The project consists of the implementation of heritage measures involved in the Environmental Assessment for the mine areas. The measures will be implemented according to the requirements of the mining operation VPONV.

IQWS: Implementation of environmental equity commitments for the liberation of mining areas in 2013, which are necessary for the development of the exploitation of the VPONV, complying with the commitments acquired through the Sistema de Evaluación Ambiental (SEA) (Environmental Evaluation System).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	180

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

MQLQ: Design and implement a system to scrub gases allowing mitigating SO2 emissions, this system should be aligned to SQM´s Sustainable Development Policy. The project is in process

PQB9: installation of two larger SO2 extractors at the end of the process. The project is in process.

IQ6M – IQ6N: Preparation and filing of the EID of the Project “Expansion of Mina Nueva Victoria”. The projected expenses only include the environment document filing. The project is in process.

IP83: Preparation and filing of the EID of the Project “Extension TLN-15”. The projected expenses only include the environment document filing. The project is in process.

SQM Salar S.A.

CQ4M: The project contemplates the regularization of the electric facilities, change of cables, electric and illumination control panels. It also contemplates the installation of enough restroom with showers for the contractor’s permanent personnel. The project is finished.

CQ8U: To improve the condition and capacity of the exchange rooms in Salar del Carmen. The project is finished.

LPTF: To perform semi-annual reports, given that it is necessary to present improvements and optimizations at environmental control points, and the knowledge on geologic and hydrogeological variables must be improved near Salar de Atacama. The project is finished.

LPTJ: The plan considers the acquisition of stand equipment to ensure the operating continuity of the TAS and OR plants, the change in the current control system of TK's regarding the accumulation of drinking water, wastewater, and wastewater elevation chambers, among others. The project is finished.

LQFD: The project includes the construction of currency exchange offices in order to comply with the rules and comfort to our workers. The project is finished.

LQ38: This project has the purpose to comply with the current regulations and with observations raised by the SEREMI of Health. The project is in process.

LQAK: The project considers the construction of garbage rooms in lunchrooms in MOP and SOP, in order to increase the waste storage capacity. The project is finished.

LQG8: Increase the capacity of the waste room of Toconao Camp, in order to avoid accumulation problems and waste handling. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	181

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

LQSZ: To perform certifications to comply with the SEC regulations.

LQI6: Preparation and processing of the EIA Update Operations in the Salar de Atacama. The project is in process.

LQNI:. Preparation and processing of EID of project "Expansion of Drying and KCI Compacting Plant". The expenses considered include environmental processing only. The project is in process.

LQDM: Certification of the liquid fuel storage tanks. The project is in process.

SIT S.A.

MQ6Y: To maintain and repair the bureau of exchange in María Elena and Tocopilla, in order to comply with Decree No.594. The project is finished.

TPR8: This project pretends to increase the generation of industrial waste through the use of vacuum and no-washing technologies, through the implementation of a vacuum system that avoids the use of water and therefore the generation of liquid industrial waste. The project is finished.

TPYX: To comply with the commitment of decreasing the emission of particulate material towards the city of Tocopilla. The project is in process.

TQAP: to decrease the environmental pollution and losses produced by the product’s storage. The project is finished.

TQAV: Paving and maintenance of internal roads of the port of Tocopilla, to decrease pollution and to comply with the Supreme Decree related to the saturated zone. The project is in process.

TQLY: This project aims at eliminating environmental contamination that may exist in the areas of work of operators. The project is in process.

TQM2: The project involves recovering operating conditions by changing the pitch pipe No.1 thus reducing the environmental pollution. The project is in process.

TQNA: Installation of a meteorological station to measure wind speed and direction in the Southern Sector of Tocopilla in order to fulfill the commitment with the authority. The project is in process.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	182

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

Minera Nueva Victoria S.A.

IQ4C: Supply, construction and assembly of the osmosis and septic pits plant required to enable the camp in plant Iris and other. The project is finished.

SQM Nitratos S.A.

IQDN: Construction of a parapet forming a square pool (or rectangular) with an impermeable membrane that covers its entire length, to serve as a reservoir of sludge (Rises). The project is in process.

IQMH: Creation of an area allowing to store hazardous substances. The project is in process.

PQI9: Construction of a new pit replacing the current with a new waste water treatment technology. The project is in process.

SQM Potasio S.A.

IQRR: Improve gas emissions in the Iris pilot plant area.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	183

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 25 - Other current and non-current non-financial assets

As of June 30, 2013, and December 31, 2012, the detail of other current and non-current assets is as follows:

	6/30/2013	12/31/2012
Other non-financial assets, current	ThUS$	ThUS$
Domestic Value Added Tax	21,130	42,136
Foreign Value Added Tax	9,224	9,306
Prepaid mining licenses	6,159	1,512
Prepaid insurance	2,108	8,278
Other prepayments	800	494
Other assets	885	6,094
Total	40,306	67,820

	6/30/2013	12/31/2012
Other non-financial assets, non-current	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	19,619	16,839
Guarantee deposits	656	571
Other assets	253	272
Total	20,528	17,682

(1)	Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost. The Company presents expenses associated with Exploration and Evaluation of Mineral Resources. Of these expenses, those that are under exploitation are included under Inventory and are amortized according to the estimated ore reserves contained, and expenses associated with future reserves are presented under Other non-current assets. Those expenses incurred on properties with low ore grade that are not economically exploitable are directly charged to income. As of June 30, 2013 balances associated with the exploration and assessment of mineral resources is presented under Inventory for ThUS$ 6,357 (ThUS$ 6,174 as of December 31, 2012).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	184

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 25 - Other current and non-current non-financial assets (continued)

Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of June 30, 2013, and December 31, 2012:

Reconciliation	6/30/2013	12/31/2012
	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, opening balance	16,839	21,395
Changes in assets for exploration and assessment of mineral resources:
Additions, other than business combinations	4,030	843
Depreciation and amortization	(1,068)	(2,080)
Increase (Decrease) due to transfers and other charges	(182)	(3,319)
Assets for exploration and assessment of mineral resources, net, closing balance	19,619	16,839

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	185

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.- Specialty plant nutrients

2.- Iodine and its derivatives

3.- Lithium and its derivatives

4.- Industrial chemicals

5.- Potassium

6.- Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	186

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company´s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity to which these are affect and since this information is not used by management in decisions making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company´s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity to which these are affected and since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	187

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of June 30, 2013 and June 30, 2012:

6/30/2013
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 6/30/2013
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	378,572	254,646	92,351	109,827	317,023	37,437	1,189,856	1,189,856	-	-	-	1,189,856
Revenues from transactions with other operating segments of the same entity	80,578	364,616	76,108	120,591	259,773	204,960	1,106,626	1,106,626	(1,106,626)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	459,150	619,262	168,459	230,418	576,796	242,397	2,296,482	2,296,482	(1,106,626)	-	-	1,189,856

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	91,626	(119,057)	-	(27,431)
depreciation and amortization expense	(33,185)	(22,323)	(8,096)	(9,628)	(27,791)	(3,281)	(104,304)	(104,304)	-	-	-	(104,304)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	9,993	-	9,993
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(80,147)	-	(80,147)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	100,747	148,545	46,621	32,271	95,329	3,190	426,703	426,703	(404,599)	319,683	-	341,787

Net income (loss) from continuing operations	100,747	148,545	46,621	32,271	95,329	3,190	426,703	426,703	(404,599)	239,536	-	261,640
Net income (loss) from discontinued operations
Net income (loss)	100,747	148,545	46,621	32,271	95,329	3,190	426,703	426,703	(404,599)	239,536	-	261,640

Assets	-	-	-	-	-	-	-	-	(8,294,938)	13,089,641	-	4,794,703
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,848,138)	3,920,327	-	72,189
Increase of non-current assets	-	-	-	-	-	-	-	-		116,473	-	116,473
Liabilities	-	-	-	-	-	-	-	-	(4,033,319)	6,450,966	-	2,417,647
Equity												2,377,056
Equity and liability												4,794,703
Impairment loss recognized in profit or loss	(11,589)	(1,262)	(458)	(2,944)	(5,667)	(191)	(22,111)	(22,111)	-	(6,200)	-	(28,311)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	324,417	-	324,417
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(484,160)	-	(484,160)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	217,318	-	217,318

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	188

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of June 30, 2013 and June 30, 2012:

6/30/2012
	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 6/30/2012
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	353,899	300,892	113,447	83,652	325,284	35,782	1,212,956	1,212,956	-	-	-	1,212,956
Revenues from transactions with other operating segments of the same entity	142,528	389,581	74,952	147,503	259,910	257,393	1,271,867	1,271,867	(1,271,867)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	496,427	690,473	188,399	231,155	585,194	293,175	2,484,823	2,484,823	(1,271,867)	-	-	1,212,956

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	108,799	(135,257)	-	(26,458)
depreciation and amortization expense	(27,496)	(23,378)	(8,814)	(6,499)	(25,273)	(2,781)	(94,241)	(94,241)	-	-	-	(94,241)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	13,300	-	13,300
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(116,288)	-	(116,288)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	115,947	194,185	55,930	31,713	131,800	2,354	531,929	531,929	(344,250)	274,234	-	461,913

Net income (loss) from continuing operations	115,947	194,185	55,930	31,713	131,800	2,354	531,929	531,929	(344,250)	157,946	-	345,625
Net income (loss) from discontinued operations
Net income (loss)	115,947	194,185	55,930	31,713	131,800	2,354	531,929	531,929	(344,250)	157,946	-	345,625

Assets	-	-	-	-	-	-	-	-	(7.896.924)	12.157.326	-	4.260.402
Equity-accounted investees	-	-	-	-	-	-	-	-	(2.971.686)	3.038.466	-	66.780
Increase of non-current assets	-	-	-	-	-	-	-	-		101,907	-	101,907
Liabilities	-	-	-	-	-	-	-	-	(4,477,281)	6,530,368	-	2,053,087
Equity												2,207,315
Equity and liability												4,260,402
Reversal of impairment losses recognized in profit and loss for the year					-		-	-		-		-
Impairment loss recognized in profit or loss	(7,176)	(549)	(207)	(1,957)	(2,335)	(98)	(12,322)	(12,322)	-	(3,449)	-	(15,771)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	332,900	-	332,900
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(390,325)	-	(390,325)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	35,122	-	35,122

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	189

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of June 30, 2013:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	378,572	254,646	92,351	109,827	317,023	37,437	-	1,189,856
Cost of sales	(277,825)	(106,101)	(45,730)	(77,555)	(221,694)	(34,248)	-	(763,153)

Gross profit	100,747	148,545	46,621	32,272	95,329	3,189	-	426,703

Other incomes by function	-	-	-	-	-	-	8,961	8,961
Administrative expenses	-	-	-	-	-	-	(50,678)	(50,678)
Other expenses by function	-	-	-	-	-	-	(24,604)	(24,604)
Other gains (losses)	-	-	-	-	-	-	291	291
Financial income	-	-	-	-	-	-	7,394	7,394
Financial costs	-	-	-	-	-	-	(27,431)	(27,431)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	9,993	9,993
Exchange differences	-	-	-	-	-	-	(8,842)	(8,842)
Profit (loss )before taxes	100,747	148,545	46,621	32,272	95,329	3,189	(84,916)	341,787
Income tax expense	-	-	-	-	-	-	(80,147)	(80,147)
Profit (loss )from continuing operations	100,747	148,545	46,621	32,272	95,329	3,189	(165,063)	261,640
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	100,747	148,545	46,621	32,272	95,329	3,189	(165,063)	261,640
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	259,232
Profit (loss ) attributable to the non controllers	-	-	-	-	-	-	-	2,408
Profit (loss)	-	-	-	-	-	-	-	261,640

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	190

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of June 30, 2012:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	353,899	300,892	113,447	83,652	325,284	35,782	-	1,212,956
Cost of sales	(237,952)	(106,707)	(57,517)	(51,939)	(193,484)	(33,428)	-	(681,027)

Gross profit	115,947	194,185	55,930	31,713	131,800	2,354	-	531,929

Other incomes by function	-	-	-	-	-	-	9,453	9,453
Administrative expenses	-	-	-	-	-	-	(48,287)	(48,287)
Other expenses by function	-	-	-	-	-	-	(15,523)	(15,523)
Other gains (losses)	-	-	-	-	-	-	20	20
Financial income	-	-	-	-	-	-	12,784	12,784
Financial costs	-	-	-	-	-	-	(26,458)	(26,458)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	13,300	13,300
Exchange differences	-	-	-	-	-	-	(15,305)	(15,305)
Profit (loss )before taxes	115,947	194,185	55,930	31,713	131,800	2,354	(70,016)	461,913
Income tax expense	-	-	-	-	-	-	(116,288)	(116,288)
Profit (loss )from continuing operations	115,947	194,185	55,930	31,713	131,800	2,354	(186,304)	345,625
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	115,947	194,185	55,930	31,713	131,800	2,354	(186,304)	345,625
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	342,237
Profit (loss ) attributable to the non controllers	-	-	-	-	-	-	-	3,388
Profit (loss)	-	-	-	-	-	-	-	345,625

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	191

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.4	Revenue from transactions with other Company operating segments as of June 30, 2013

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	378.572	254.646	92.351	109.827	317.023	37.437	1.189.856

26.4	Revenue from transactions with other Company operating segments as of June 30, 2012

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	353,899	300,892	113,447	83,652	325,284	35,782	1,212,956

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	192

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	193

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.7	Segments by geographical areas as of June 30, 2013 and June 30, 2012

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	6/30/2013
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	84,877	203,343	319,082	317,308	265,246	1,189,856

Non-current assets:	2,168,752	459	34,318	15,749	35,866	2,255,144
Equity-accounted investees	1,196	-	22,669	13,147	35,177	72,189
Intangible assets other than goodwill	27,849	-	-	347	4	28,200
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	2,092,452	171	276	2,255	685	2,095,839
Investment property	-	-	-	-	-	-
Other non-current assets	20,326	202	-	-	--	20,528

	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	6/30/2012
Items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	90.380	244.576	314.721	300.581	262.698	1.212.956

Non-current assets:	1.905.236	572	30.264	16.860	32.283	1.985.215
Equity-accounted investees	1.496	-	18.557	14.779	31.948	66.780
Intangible assets other than goodwill	3.626	-	-	408	7	4.041
Goodwill	27,146	86	11,373	-	-	38,605
Property, plant and equipment, net	1.845.232	265	334	1.673	328	1.847.832
Investment property	-	-	-	-	-	-
Other non-current assets	27.736	221	-	-	-	27.957

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	194

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 26 - Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of June 30, 2013 and December 31, 2012:

Location	Products:
Pedro de Valdivia	Production of nitrite, sulfate, and iodine
María Elena	Production of nitrite, sulfate, and iodine
Coya Sur	Production of nitrite, sulfate, and iodine
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride and boric acid
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide, production of boron
Tocopilla	Port facilities

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	195

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

		6/30/2013	6/30/2012
		ThUS$	ThUS$
27.1	Revenue

	Products	1,184,635	1,209,415
	Services	5,221	3,541

	Total	1,189,856	1,212,956

		6/30/2013	6/30/2012
		ThUS$	ThUS$
27.2	Cost of sales

	Raw material and supplies	(433,358)	(511,081)

	Types of employee benefits expenses
	Salaries and wages	(73,276)	(61,423)
	Other short-term employee benefits	(15,257)	(31,872)
	Termination benefit expenses	(3,214)	(1,169)
	Total employee benefits expenses	(91,747)	(94,464)

	Depreciation expense	(104,112)	(91,159)
	Amortization expense	-	-
	Impairment loss (review of impairment losses) recognized in profit or loss for the year	(22,111)	(12,322)
	Other expenses, by nature (*)	(111,825)	27,999

	Total	(763,153)	(681,027)

(*)	Include the variation of finished and products in-process

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	196

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		6/30/2013	6/30/2012
		ThUS$	ThUS$
27.3	Other income

	Discounts obtained from suppliers	698	588
	Compensation received	3,892	53
	Penalties charged to suppliers	250	153
	Recovery of taxes	6	15
	Insurance recovered	840	3,848
	Excess in the provision of liabilities with 3rd parties	565	728
	Excess in allowance for doubtful accounts	-	154
	Sale of Property, plant and equipment	98	242
	Sale of materials, spare parts and supplies	819	697
	Sale of mining concessions	486	1,370
	Sale of scrap	12	96
	Compensation for Minera Esperanza	-	28
	Excess indemnity provision Yara South Africa	118	335
	Lowest Price paid in portfolio purchase	716	-
	Lowest Price in goodwill purchases	227	-
	Other services	87	1
	Other operating results	147	1,145

	Total	8,961	9,453

		6/30/2013	6/30/2012
		ThUS$	ThUS$
27.4	Administrative expenses

	Employee benefit expenses by nature
	Salaries and wages	(23,520)	(20,108)
	Other short-term benefits to employees	(1,376)	(1,788)

	Total employee benefit expenses	(24,896)	(21,896)

	Other expenses, by nature	(25,782)	(26,391)

	Total	(50,678)	(48,287)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	197

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

		6/30/2013	6/30/2012
		ThUS$	ThUS$
27.5	Other expenses by function

	Clases de gasto de beneficios a los empleados
	Otros beneficios a los empleados a corto plazo	(6)	(14)

	Depreciation and amortization expenses
	Depreciation of stopped assets	(192)	(3,082)

	Impairment loss (review of impairment losses) recognized in profit or loss for the year
	Impairment of allowance for doubtful accounts	(1,200)	(603)
	Provision for loss in auction of materials and spare parts	-	(3,000)

	Subtotal to date	(1.200)	(3,603)

	Other expenses, by nature
	Legal Expenses	(3,306)	(388)
	Worksite stoppage expenses	(43)	(41)
	VAT and other unrecoverable tax	(544)	(603)
	Fines paid	(187)	(161)
	Consultancy services	-	(17)
	Investment plan expenses	(7,832)	(5,761)
	Donations rejected as expense	(1,640)	(761)
	Provision for work closing	(117)	(91)
	Indemnities paid	(146)	-
	Provision for materials and replacements	(5,000)	-
	Other operating expenses	(4,391)	(1,001)

	Subtotal to date	(23,206)	(8,824)

	Total	(24,604)	(15,523)

		6/30/2013	6/30/2012
		ThUS$	ThUS$
27.6	Other income (expenses)

	Adjustment of Equity Method, prior year	(62)	217
	Sale of investment in associates	-	(404)
	Other	353	207

	Total	291	20

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	198

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature :	January to June		April to June
		2013	2012	2013	2012
		ThUS$	ThUS$	ThUS$	ThUS$

	Raw material and supplies used	(433,358)	(511,081)	(211,585)	(278,343)

	Types of employee benefits expenses

	Salaries and wages	(96,796)	(81,531)	(51,771)	(43,014)
	Other short-term employee benefits	(16,639))	(33,674)	3,115	(19,808)
	Termination benefit expenses	(3,214)	(1,169)	(1,955)	(798)
	Total employee benefit expenses	(116,649)	(116,374)	(50,611)	(63,620)
	Depreciation and amortization expenses
	Depreciation expense	(104,304)	(94,241)	(52,652)	(47,275)
	Amortization expense	-	-	-	492
	Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(23,311)	(15,925)	(15,123)	(5,862)
	Other expenses, by nature	(160,813)	(7,216)	(87,376)	(23,791)

	Total expenses, by nature	(838,435)	(744,837)	(417,347)	(418,399)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	199

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Nota 28 - Income tax and deferred taxes

Accounts receivable from taxes as of June 30, 2013 and December 31, 2012, are as follows:

28.1	Current tax assets:

	6/30/2013	12/31/2012
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	16,958	23,713
Monthly provisional payment Royalty	4,342	2,430
Monthly provisional income tax payments, foreign companies	2,296	1,979
Corporate tax credits (1)	354	144
Corporate tax absorbed by tax losses (2)	(835)	1,968
Single tax article 21	(5)	-
Total	23,110	30,234

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2013 and 2012.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (20%, 17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	200

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Taxpayers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities:

Current tax liabilities	6/30/2013	12/31/2012
	ThUS$	ThUS$
1st Category income tax	1,848	9,811
Royalty tax on mining activity	-	3,597
Foreign company income tax	15,004	10,206
Article 21 Single Tax	-	10
Total	16,852	23,624

Income tax is determined on the basis of the determination of tax result to which the tax rate currently in force in Chile is applied. As established by Law 20.630, beginning on 2012 and after this tax rate is 20%.

The provision for royalty is determined by applying the tax rate determined for the Net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of June 30, 2013, and December 31, 2012, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	6/30/2013 ThUS$	12/31/2012 ThUS$
Taxable profits with credit rights (1)	1,379,320	1,262,201
Taxable profits without credit right(1)	55,749	138,535
Taxable loss	9,635	9,931
Credit for shareholders	328,706	294,146

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	201

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the Statement of financial position are offset if and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	202

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c) the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences

d.1	Income tax assets and liabilities as of June 30, 2013 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	152,294
Doubtful accounts impairment	-	-	6,076	-
Accrued vacations	-	-	3,501	-
Manufacturing expenses	-	-	-	64,507
Unrealized gains (losses) from sales of products	-	-	92,233	-
Fair value of bonds	-	-	1,294	-
Severance indemnity	-	-	-	4,745
Hedging	-	-	-	7,479
Inventory of products, spare parts and supplies	6	-	18,741	-
Research and development expenses	-	-	-	5,483
Tax losses	-	-	2,542	-
Capitalized interest	-	-	-	21,236
Expenses in assumption of bank loans	-	-	-	3,160
Unaccrued interest	-	-	178	-
Fair value of property, plant and equipment	-	-	3	-
Employee benefits	-	-	632	-
Royalty deferred income taxes	-	-	-	7,989
Other	163	-	8,388	-
Balance to date	169	-	133,588	266,893
Net balance	169	-	-	133,305

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	203

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2012 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	145,251
Doubtful accounts impairment	-	-	5,807	-
Accrued vacations	-	-	3,971	-
Manufacturing expenses	-	-	-	60,160
Unrealized gains (losses) from sales of products	-	-	105,879	-
Fair value of bonds	-	-	3,684	-
Severance indemnity	-	-	-	4,483
Hedging	-	-	-	22,890
Inventory of products, spare parts and supplies	37	-	14,990	-
Research and development expenses	-	-	-	4,917
Tax losses	-	-	1,509	-
Capitalized interest	-	-	-	20,449
Expenses in assumption of bank loans	-	-	-	2,243
Unaccrued interest	-	-	215	-
Fair value of property, plant and equipment	-	-	-	2,743
Employee benefits	-	-	2,027	-
Royalty deferred income taxes	-	-	-	8,430
Other	186	-	8,039	-
Balance to date	223	-	146,121	271,566
Net balance	223	-	-	125,445

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	204

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of June 30, 2013

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period

Depreciation	145,251	7,043	-	7,043	152,294

Doubtful accounts impairment	(5,807)	(270)	-	(270)	(6,077)

Accrued vacations	(3,971)	471	-	471	(3,500)

Manufacturing expenses	60,160	4,347	-	4,347	64,507

Unrealized gains (losses) from sales of products	(105,879)	13,647	-	13,647	(92,232)

Fair value of bonds	(3,684)	-	2,390	2,390	(1,294)

Severance indemnity	4,483	262	-	262	4,745

Hedging	22,890	(15,411)	-	(15,411)	7,479

Inventory of products, spare parts and supplies	(15,027)	(3,719)	-	(3,719)	(18,746)

Research and development expenses	4,917	567	-	567	5,484

Capitalized interest	20,449	787	-	787	21,236

Expenses in assumption of bank loans	2,243	917	-	917	3,160

Unaccrued interest	(215)	37	-	37	(178)

Fair value of property, plant and equipment	2,743	(2,746)	-	(2,746)	(3)

Employee benefits	(2,027)	1,395	-	1,395	(632)

Royalty deferred income taxes	8,430	(441)	-	(441)	7,989

Other	(8,225)	(329)	-	(329)	(8,554)

Unused tax losses	(1,509)	(1,033)	-	(1,033)	(2,542)

Total temporary differences, losses and unused fiscal credits	125,222	5,524	2,390	7,914	133,136

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	205

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2012

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period

Depreciation	114,151	31,100	-	31,100	145,251

Doubtful accounts impairment	(4,061)	(1,746)	-	(1,746)	(5,807)

Accrued vacations	(2,642)	(1,329)	-	(1,329)	(3,971)

Manufacturing expenses	54,747	5,413	-	5,413	60,160

Unrealized gains (losses) from sales of products	(97,441)	(8,438)	-	(8,438)	(105,879)

Fair value of bonds	(2,104)	-	(1,580)	(1,580)	(3,684)

Severance indemnity	3,036	1,447	-	1,447	4,483

Hedging	16,636	6,254	-	6,254	22,890

Inventory of products, spare parts and supplies	(7,866)	(7,161)	-	(7,161)	(15,027)

Research and development expenses	4,598	319	-	319	4,917

Capitalized interest	17,461	2,988	-	2,988	20,449

Expenses in assumption of bank loans	1,855	388	-	388	2,243

Unaccrued interest	(386)	171	-	171	(215)

Fair value of property, plant and equipment	(1,539)	4,282	-	4,282	2,743

Employee benefits	(1,177)	(850)	-	(850)	(2,027)

Royalty deferred income taxes	10,035	(1,605)	-	(1,605)	8,430

Other	(5,967)	(2,258)	-	(2,258)	(8,225)

Unused tax losses	(1,046)	(463)	-	(463)	(1,509)

Total temporary differences, losses and unused fiscal credits	98,290	28,512	(1,580)	26,932	125,222

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	206

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of June 30, 2013 and December 31, 2012, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	6/30/2013	12/31/2012
	ThUS$	ThUS$

Chile	2,542	1,509
Other countries	-	-

Other countries	2,542	1,509

Tax losses as of December 31 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras e Isapre Norte Grande Ltda.

d.5	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of June 30, 2013 and December 31, 2012 are as follows:

	6/30/2013	12/31/2012
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(536)	(536)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)

Balances to date	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	207

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.6	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of June 30, 2013 and December 31, 2012 are detailed as follows:

	6/30/2013	12/31/2012
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	125,222	98,290
Increase (decrease) in deferred taxes in profit or loss	5,524	28,512
Tax Recovery of first category credit absorbed by tax losses	-	-
Increase (decrease) in deferred taxes in equity	2,390	(1,580)

Balances to date	133,136	125,222

d.7	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	208

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Current and deferred tax expenses (income) are detailed as follows:

	6/30/2013	6/30/2012
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(77,587)	(111,608)
Adjustments to prior year current income tax	2,964	156

Current income tax expense, net, total	(74,623)	(111,452)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(5,524)	(4,836)
Deferred tax expense (income) relating changes in tax rates or the application of new taxes	-	-
Deferred tax expense, net, total	(5,524)	(4,836)

Tax expense (income)	(80,147)	(116,288)

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	6/30/2013	6/30/2012
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(1,971)	(6,948)
Current income tax expense, domestic, net	(72,652)	(104,504)

Current income tax expense, net, total	(74,623)	(111,452)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(302)	313
Deferred tax expense, domestic, net	(5,222)	(5,149)

Deferred tax expense, net, total	(5,524)	(4,836)

Income tax expense	(80,147)	(116,288)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	209

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.8	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

d.9	Disclosures on the tax effects of other comprehensive income components:

	6/30/2013
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
Cash flow hedge	11,949	(2,390)	9,559

Total	11,949	(2,390)	9,559

	6/30/2012
	ThUS$
Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes

Cash flow hedge	(968)	193	(775)

Total	(968)	193	(775)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	210

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile

	6/30/2013	6/30/2012
	ThUS$	ThUS$
	Income (expense)	Income (expense)

Consolidated income before taxes	341,787	461,913
Income tax rate in force in Chile	20%	20%

Tax expense using the legal rate	(68,357)	(92,383)
Effect of royalty tax expense	(6,895)	(15,431)
Tax effect of non-taxable revenue	2,980	4,207
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(1,106)	(986)
Tax effect of tax rates supported abroad	(4,258)	(2,180)
Effect on the tax rate arising from changes in the tax rate	-	-
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(2,511)	(9,515)
Tax expense using the effective rate	(80,147)	(116,288)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	211

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 28 - Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.11	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile:

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

b)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	212

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of asset	Currency	6/30/2013 ThUS$	12/31/2012 ThUS$
Current assets:
Cash and cash equivalents	BRL	117	20
Cash and cash equivalents	CLP	2,124	76,712
Cash and cash equivalents	CNY	93	181
Cash and cash equivalents	EUR	7,231	3,601
Cash and cash equivalents	GBP	35	70
Cash and cash equivalents	IDR	5	5
Cash and cash equivalents	INR	7	13
Cash and cash equivalents	MXN	210	720
Cash and cash equivalents	PEN	5	75
Cash and cash equivalents	THB	3,188	-
Cash and cash equivalents	YEN	1,500	1,369
Cash and cash equivalents	ZAR	4,529	7,421
Subtotal cash and cash equivalents		19,044	90,187
Other current financial assets	CLP	47,354	182,427
Subtotal other current financial assets		47,354	182,427
Other current non-financial assets	ARS	27	29
Other current non-financial assets	AUD	6	-
Other current non-financial assets	BRL	1	5
Other current non-financial assets	CLF	4	23
Other current non-financial assets	CLP	21,396	42,378
Other current non-financial assets	CNY	40	29
Other current non-financial assets	EUR	9,574	8,534
Other current non-financial assets	MXN	202	736
Other current non-financial assets	PEN	5	55
Other current non-financial assets	THB	4	-
Other current non-financial assets	YEN	1	15
Other current non-financial assets	ZAR	112	702
Subtotal other current non-financial assets		31,372	52,506
Trade and other receivables	AUD	-	14
Trade and other receivables	BRL	34	58
Trade and other receivables	CLF	594	826
Trade and other receivables	CLP	101,799	78,112
Trade and other receivables	CNY	726	2,014
Trade and other receivables	EUR	78,453	47,962
Trade and other receivables	GBP	1,305	399
Trade and other receivables	MXN	198	200
Trade and other receivables	PEN	93	114
	THB	15	-
Trade and other receivables	ZAR	22,873	16,004
Subtotal trade and other receivables		206,090	145,703
Receivables from related parties	AED	379	-
Receivables from related parties	CLP	904	1,154
Receivables from related parties	EUR	3,538	34
Receivables from related parties	YEN	89	28
Receivables from related parties	ZAR	3,015	3,312
Subtotal receivables from related parties		7,925	4,528
Current tax assets	AUD	-	452
Current tax assets	CLP	939	457
Current tax assets	EUR	71	72
Current tax assets	INR	-	5
Current tax assets	MXN	1,169	698
Current tax assets	PEN	266	363
Current tax assets	YEN	-	135
Subtotal current tax assets		2,445	2,182
Total current assets		314,230	477,533

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	213

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of asset	Currency	6/30/2013 ThUS$	12/31/2012 ThUS$
Non-current assets:
Other non-current financial assets	BRL	27	30
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	48	54
Subtotal other non-current financial assets		95	104
Other non-current non-financial assets	BRL	202	219
Other non-current non-financial assets	CLP	707	624
Subtotal other non-current non-financial assets		909	843
Non-current rights receivable	CLF	524	602
Non-current rights receivable	CLP	480	709
Subtotal non-current rights receivable		1,004	1,311
Equity-accounted investees	AED	22,213	17,044
Equity-accounted investees	CLP	1,196	1,656
Equity-accounted investees	EGP	-	-
Equity-accounted investees	EUR	5,100	8,495
Equity-accounted investees	INR	646	683
Equity-accounted investees	THB	1,841	1,608
Equity-accounted investees	TRY	16,336	15,431
Subtotal equity-accounted investees		47,332	44,917
Intangible assets other than goodwill	CLP	460	170
Intangible assets other than goodwill	CNY	4	6
Subtotal intangible assets other than goodwill		464	176
Property, plant and equipment	CLP	3,692	3,639
Subtotal property, plant and equipment		3,692	3,639
Total non-current assets		53,496	50,990
Total assets		367,726	528,523

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	214

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		6/30/2013			12/31/2012
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	5,755	74,659	80,414	5,967	7,465	13,432
Other current financial liabilities	CLP	1,125	144,908	146,033	1,265	1,470	2,735
Subtotal other current financial liabilities		6,880	219,567	226,447	7,232	8,935	16,167
Trade and other payables	ARS	1	-	1	1	-	1
Trade and other payables	BRL	3	59	62	71	-	71
Trade and other payables	CHF	1	-	1	155	-	155
Trade and other payables	CLP	57,399	47,188	104,587	132,037	35	132,072
Trade and other payables	CNY	-	204	204	1,642	-	1,642
Trade and other payables	EUR	16,157	3,899	20,056	18,983	279	19,262
Trade and other payables	GBP	27	-	27	142	-	142
Trade and other payables	INR	1	-	1	4	-	4
Trade and other payables	MXN	5,482	56	5,538	808	2	810
Trade and other payables	PEN	2	-	2	36	-	36
Trade and other payables	YEN	-	-	-	66	49	115
Trade and other payables	ZAR	1,540	-	1,540	1,810	-	1,810
Subtotal trade and other payables		80,613	51,406	132,019	155,755	365	156,120
Other current provisions	ARS	56	-	56	-	-	-
Other current provisions	BRL	16	1,481	1,497	17	1,606	1,623
Other current provisions	CLP	-	-	-	28	-	28
Other current provisions	EUR	7	-	7	248	-	248
Other current provisions	INR	-	2	2	-	-	-
Subtotal other current provisions		79	1,483	1,562	293	1,606	1,899
Current tax liabilities	INR	-	-	-	5	-	5
Current tax liabilities	BRL	-	-	-	-	3	3
Current tax liabilities	CLP	-	-	-	-	2,660	2,660
Current tax liabilities	CNY	-	-	-	-	22	22
Current tax liabilities	EUR	-	2,719	2,719	-	2,742	2,742
Current tax liabilities	MXN	-	-	-	36	-	36
Current tax liabilities	ZAR	-	46	46	-	55	55
Subtotal current tax liabilities		-	2,765	2,765	41	5,482	5,523
Current provisions for employee benefits	CLP	6,122	-	6,122	7,557	14,760	22,317
Current provisions for employee benefits	MXN	-	82	82	-	212	212
Subtotal current provisions for employee benefits		6,122	82	6,204	7,557	14,972	22,529

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	215

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		6/30/2013			12/31/2012
Class of liabilities	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	23	23	46	12	44	56
Other current non-financial liabilities	CLP	11,668	20,516	32,184	9,561	26,714	36,275
Other current non-financial liabilities	CNY	23	-	23	26	-	26
Other current non-financial liabilities	EUR	3,647	891	4,538	637	-	637
Other current non-financial liabilities	MXN	186	515	701	250	103	353
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	7	58	65	9	-	9
Subtotal other current non-financial liabilities		15,624	22,003	37,627	10,565	26,861	37,426
Total current liabilities		109,318	297,306	406,624	181,443	58,221	239,664

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	216

     Notes to the Consolidated Financial Statements as of June 30, 2013 (Unaudited)

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		6/30/2013				12/31/2012
Class of liabilities	Currency	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	13,132	57,908	301,290	372,330	85,681	61,119	321,857	468,657
Other non-current financial liabilities	CLP	-	-	-	-	151,500	-	-	151,500
Subtotal other non-current financial liabilities		13,132	57,908	301,290	372,330	237,181	61,119	321,857	620,157
Deferred tax liabilities	CLP	-	-	12	12	-	-	43	43
Deferred tax liabilities	MXN	457	-	-	457	159	-	-	159
Subtotal deferred tax liabilities		457	-	12	469	159	-	43	202
Non-current provisions for employee benefits	CLP	-	-	33,033	33,033	-	-	33,766	33,766
Non-current provisions for employee benefits	MXN	-	-	135	135	-	-	132	132
Non-current provisions for employee benefits	YEN	-	-	467	467	-	-	532	532
Subtotal non-current provisions for employee benefits		-	-	33,635	33,635	-	-	34,430	34,430
Total non-current liabilities		13,589	57,908	334,937	406,434	237,340	61,119	356,330	654,789

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	217

Note 30 – Subsequent events

30.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended June 30, 2013 were approved and authorized for issuance by the Board of Directors at their meeting held on August 27, 2013.

30.2	Disclosures on events occurring after the reporting date

On July 30 of this year, the Russian company ‘Uralkali’ informed the markets of their decision to end their trade agreement for the sale of potassium chloride ‘KCL’ that they previously held with the Belorussian company ‘Belaruskali’ and, in spite of mentioning that they could renew this relationship at any moment, also declared that they would proceed to increase their productions levels and supply of KCL. This decision was made single-handedly by ‘Uralkali’ and was not anticipated by the markets, and in relation to this, the markets have no interference or control in the matter.

These announcements had a significant effect on the share prices of the rest of the producers and vendors of KCL in the world which all fell, including those of SQM which fell 17% on the day of the announcement.

On August 6, 2013, in relation to the matter, SQM provided a written response in a letter ‘Oficio Ordinario No. 17.323’ from the Superintendencia de Valores y Seguros (Securities and Insurance Commission).

Management is not aware of any other significant events that occurred between June 30, 2013 and the date of issuance of these consolidated financial statements that may significantly affect them.

30.3	Detail of dividends declared after the reporting date

As of the closing date of these financial statements, there are no dividends declared after the reporting date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: September 24, 2013.